Exhibit 99.1

ARRANGEMENT AGREEMENT

between

NEW GOLD INC.

and

SILVER QUEST RESOURCES LTD.

and

INDEPENDENCE GOLD CORP.

November 4, 2011

ii

ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 4th day of November, 2011.

B E T W E E N :

NEW GOLD INC.,

a company existing under the

Business Corporations Act (British Columbia),

(“New Gold”)

OF THE FIRST PART

- and -

SILVER QUEST RESOURCES LTD.,

a company existing under the

Business Corporations Act (British Columbia),

(“Silver Quest”)

OF THE SECOND PART

- and -

INDEPENDENCE GOLD CORP.

a company existing under the

Business Corporations Act (British Columbia),

(“Spinco”)

OF THE THIRD PART

WITNESSES THAT:

New Gold and Silver Quest entered into a binding letter agreement dated October 16, 2011 (the “Letter Agreement”), pursuant to which they agreed to complete a business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Transaction”);

And in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties to this Agreement, the above parties covenant and agree as follows:

I.           DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.01 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters capitalized shall have the meanings ascribed to them below:

(a)
“Acquisition Proposal” means, with respect to Silver Quest, any inquiry or the making of any proposal to Silver Quest or its shareholders, from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):  (i) a direct or indirect acquisition from Silver Quest or from its shareholders of 20% or more of the voting securities of Silver Quest or its subsidiaries; (ii) a direct or indirect acquisition of assets of Silver Quest or its subsidiaries representing 20% or more of the book value (on a consolidated basis) of Silver Quest; (iii) an amalgamation, arrangement, merger, or consolidation involving Silver Quest or its subsidiaries;  (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Silver Quest or its subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would or could reasonably be expected to materially reduce the benefits to New Gold under this Agreement or the Arrangement.  Except for the purpose of the definition of “Superior Proposal”, reference in the definition of Acquisition Proposal to “20% or more of the voting securities” shall be deemed to be “50% or more of the voting securities” and references to “any acquisition of assets of Silver Quest or its subsidiaries representing 20% or more of the book value (on a consolidated basis) of Silver Quest” shall be deemed to be “any acquisition of assets of Silver Quest or its subsidiaries representing 50% or more of the book value (on a consolidated basis) of Silver Quest”.

(b)	“Agreement” means this arrangement agreement, together with the schedules attached, as amended, amended and restated or supplemented from time to time.

(c)
“Arrangement” means an arrangement under the provisions of Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement, subject to any amendment or supplement made in accordance therewith, herewith or made at the direction of the Court in the Final Order.

(d)	“BCBCA” means the Business Corporations Act (British Columbia).

(e)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

(f)	“Canadian GAAP” means accounting principles generally accepted in Canada.

(g)	“Change in Recommendation” shall have the meaning ascribed in paragraph 6.01(b)(iv).

(h)	“Class A Shares” shall have the meaning ascribed thereto in the Plan of Arrangement.

(i)	“Class B Shares” shall have the meaning ascribed thereto in the Plan of Arrangement.

(j)	“Competition Act” means the Competition Act (Canada).

(k)	“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be February 15, 2012.

(l)	“Court” means the Supreme Court of British Columbia.

(m)	“disclosed by New Gold” or “publicly disclosed by New Gold” means disclosed by New Gold in its SEDAR disclosure filings since January 1, 2010.

(n)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

(o)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement.

(p)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement.

(q)
“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

(r)
“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law.

(s)
“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals.

(t)
“Final Order” means the order of the Court pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

(u)
“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

(v)
“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings.

(w)	“IFRS” has the meaning ascribed thereto in National Instrument 14-101- Definitions.

(x)
“Interim Order” means the interim order of the Court in a form acceptable to the parties made in connection with the Arrangement, providing for, among other things, the calling and holding of the Silver Quest Meeting, as such order may be amended, supplemented or varied by the Court with the consent of the parties, each acting reasonably.

(y)
“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

(z)	“Letter Agreement” has the meaning ascribed to it in the recitals to this Agreement;

(aa)
“Liability” of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

(bb)	“Lock-Up Agreements” means the shareholder support and lock-up agreements dated October 16, 2011 and made between New Gold and certain officers and directors of Silver Quest.

(cc)	“Locked-Up Securityholders” means the Persons who are party to the Lock-Up Agreements, other than New Gold.

(dd)
“Material Adverse Change” means, in respect of either party, any one or more facts, circumstances, changes, effects, events or occurrences, and “Material Adverse Effect” means, in respect of either party an effect, which, in either case either individually or in the aggregate with all other facts, changes, circumstances, effects, events or occurrences is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, capital, liabilities or condition (financial or otherwise) of that party and its Subsidiaries, taken as a whole, other than any change, fact, circumstance, change, event, occurrence or effect: (i) relating to the global economy, political conditions or securities markets in general; (ii) affecting the worldwide precious metals mining industry in general, including any decrease in the price of gold, copper, and/or silver; (iii) relating to a change in the market trading price of shares of such party arising from: (A) the Arrangement, this Agreement or the transactions contemplated hereby or the announcement thereof; or (B) primarily resulting from a fact, circumstance, change, event, or occurrence excluded from this definition under (i), (ii), (iv), (v), (vi) or (vii) hereof; (iv) relating to any generally applicable change in Laws (other than orders, judgments or decrees made against that party or any of its Subsidiaries and material joint ventures) or in applicable accounting principles; (v) any natural disaster or the commencement, occurrence or continuation of any war, armed hostility or act of terrorism which does not have a materially disproportionate effect on that party; (vi) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa (or, in the case of New Gold only, the rate of exchange between United States dollars and any of the following currencies: Australian dollars, Mexican pesos and Chilean pesos), and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts; or (vii) attributable to the announcement or pendency of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement; provided, however that such effect referred to in clause (i), (ii), (iv), (v) or (vi) above does not primarily relate only to that party (or have the effect of primarily relating only to that party) and its Subsidiaries taken as a whole or disproportionately adversely affect that party and its Subsidiaries as a whole compared to other companies of similar size operating in the precious metals mining industry.

(ee)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

(ff)	“New Gold” means New Gold Inc., a company existing under the BCBCA.

(gg)	“New Gold Common Shares” means common shares in the capital of New Gold.

(hh)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

(ii)	“NYSE Amex” means the NYSE Amex Equities Exchange.

(jj)
“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

(kk)
“Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule A attached and any amendment or variation made in accordance with Section 6.01 of the Plan of Arrangement or Section 7.01 hereof or made at the discretion of the Court in the Final Order.

(ll)	“Proxy Circular” means the management information circular to be prepared by Silver Quest in respect of the Silver Quest Meeting, as the same may be amended or supplemented from time to time.

(mm)	“publicly disclosed by Silver Quest” means disclosed by Silver Quest in its SEDAR disclosure filings since February 28, 2010.

(nn)
“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered.

(oo)
“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters.

(pp)	“Securities Act” means the Securities Act (British Columbia).

(qq)	“Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities in each of the provinces and territories of Canada and the SEC, collectively.

(rr)	“SEC” means the United States Securities and Exchange Commission.

(ss)	“Share Consideration” means 0.09 of a New Gold Share for each one Silver Quest Share.

(tt)	“Silver Quest” means Silver Quest Resources Ltd., a company existing under the BCBCA.

(uu)	“Silver Quest Arrangement Costs” shall have the meaning ascribed thereto in Section 8.03.

(vv)	“Silver Quest Board” means the board of directors of Silver Quest.

(ww)	“Silver Quest Common Shares” means common shares in the capital of Silver Quest (or Class A Shares or Class B Shares, as the context requires).

(xx)	“Silver Quest Disclosure Letter” means the letter dated the date hereof delivered by Silver Quest to New Gold in the form accepted by New Gold with respect to certain matters in this Agreement.

(yy)	“Silver Quest Documents” shall have the meaning ascribed thereto in paragraph 3.01(v).

(zz)	“Silver Quest Financial Statements” shall have the meaning ascribed in paragraph 3.01(j).

(aaa)
“Silver Quest Meeting” means the special meeting, including any adjournments or postponements thereof, of the Silver Quest Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Silver Quest Resolution.

(bbb)
“Silver Quest Options” means options to purchase Silver Quest Common Shares issued pursuant to the Silver Quest Option Plan or any predecessor option plan and described in the Silver Quest Disclosure Letter.

(ccc)	“Silver Quest Optionholders” means the holders of outstanding Silver Quest Options.

(ddd)	“Silver Quest Option Plan” means the stock option plan as approved by the Silver Quest Shareholders on October 18, 2011.

(eee)	“Silver Quest Resolution” means the special resolution of the Silver Quest Shareholders approving the Arrangement and the Plan of Arrangement and substantially in the form of Schedule B attached.

(fff)	“Silver Quest Shareholders” means, at any time, the holders of Silver Quest Common Shares (or Class A Shares or Class B Shares, as the context requires).

(ggg)	“Silver Quest Shareholder Approval” shall have the meaning ascribed in paragraph 2.02(a)(ii).

(hhh)	“Silver Quest Securityholders” means the Silver Quest Shareholders, the Silver Quest Optionholders and the Silver Quest Warrantholders.

(iii)	“Silver Quest Subsidiaries” means Golden Pavillion Resources Ltd., Silver Quest (US) Ltd. and Spinco.

(jjj)	“Silver Quest Warrants” means warrants and broker warrants to purchase Silver Quest Common Shares as described in the Silver Quest Disclosure Letter.

(kkk)	“Silver Quest Warrantholders” means the holders of outstanding Silver Quest Warrants.

(lll)	“Spinco” means Independence Gold Corp., a company incorporated under the BCBCA.

(mmm)	“Spinco Shares” means common shares in the capital of Spinco.

(nnn)	“Spin-Out Assets and Liabilities” means:

(i)
all assets of Silver Quest, other than the following assets: (i) the interest of Silver Quest in the Targeted Properties; (ii) a portion of the cash resulting from the exercise of Silver Quest Warrants effected after the date of the Letter Agreement, as contemplated in paragraph 4.01(z); and

(ii)
and all obligations, debts and liabilities (other for those relating to the Targeted Properties, to the extent described in the Silver Quest Disclosure Letter) of whatever kind and nature of Silver Quest.

(ooo)
“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

(ppp)
“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom Silver Quest and each of its officers and directors deals at arm’s length and that the Silver Quest Board determines in good faith after consultation with its financial advisors and outside legal counsel: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is fully financed or is reasonably capable of being fully financed; (iii) is not subject to a due diligence condition; (iv) is not subject, by virtue of Law or the policies of any stock exchange to the requirement that the issue of shares by the acquiring party be approved by its shareholders; (v) that is offered or made to all shareholders in Canada and the United States of Silver Quest on the same terms; and (vi) would in the opinion of the Silver Quest Board acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Silver Quest Shareholders, from a financial point of view, than the terms of the Arrangement.

(qqq)
“Targeted Properties” means collectively, Silver Quest’s interest in the Davidson and Capoose properties located in British Columbia as more specifically described in Schedule C and all technical data, studies, permits, licenses, tax pools and rights associated with these property interests.

(rrr)
“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, mining taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

(sss)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended.

(ttt)
“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, filings, forms, statements and other documents (whether in tangible, electronic, or other form) and includes any amendments, supplements, appendices and exhibits made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes.

(uuu)	“Termination Payment” shall have the meaning ascribed in Section 6.03.

(vvv)	“TSX” means the Toronto Stock Exchange.

(www)	“TSX-V” means the TSX Venture Exchange.

(xxx)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

(yyy)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

(zzz)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

(aaaa)	“1940 Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder.

In addition, words and phrases used in this Agreement and defined in the BCBCA shall have the same meaning in this Agreement as in the BCBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.03 Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word Person and all words importing Persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 Date for any Action

If the date on which any action is required to be taken hereunder by any party to this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Section 1.05 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.07 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties to this Agreement waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties to this Agreement will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

Section 1.08 Knowledge

Where the phrases “to the knowledge of New Gold” or “to New Gold’s knowledge” or “to the knowledge of Silver Quest” or “to Silver Quest’ knowledge” are used in respect of New Gold or Silver Quest, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of New Gold, the collective actual knowledge of the Chief Financial Officer and the Vice President, Corporate Development of New Gold; and (B) in the case of Silver Quest, the collective actual knowledge, of the Chief Executive Officer and the Chief Financial Officer of Silver Quest.

Section 1.09 Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

Section 1.10 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

A	Plan of Arrangement
B	Silver Quest Resolution
C	Targeted Properties
D	Other Mineral Interests

II.           THE ARRANGEMENT

Section 2.01 The Arrangement

At the Effective Time, New Gold, Silver Quest and Spinco shall effect the Arrangement under the BCBCA in accordance with the terms of this Agreement and the Plan of Arrangement.

Section 2.02 Court Proceedings

Silver Quest shall apply to the Court pursuant to the BCBCA for the Interim Order and the Final Order as follows:

(a)
As soon as is reasonably practicable after the date of execution of this Agreement, Silver Quest shall file, proceed with and diligently prosecute an application to the Court for the Interim Order. Such application will clearly state Silver Quest’s, New Gold’s and Spinco’s intention to rely on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act to issue, based on the Court’s approval of the Arrangement, (i) Silver Quest Common Shares in exchange for Silver Quest Options, (ii) Class A Shares and Spinco Shares in exchange for Class B Shares, and (iii) New Gold Common Shares in exchange for Class A Shares, in each case to the Silver Quest Shareholders and Silver Quest Optionholders without registration under the 1933 Act.  The application shall request that the Interim Order shall provide:

(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Silver Quest Meeting and for the manner in which such notice is to be provided;

(ii)
that the requisite approval for the Silver Quest Resolution shall be 66⅔% of the votes cast on the Silver Quest Resolution by the holders of Silver Quest Common Shares present in person or by proxy at the Silver Quest Meeting, and such Silver Quest Securityholders approval as is required by the TSX-V and/or MI 61-101 (the “Silver Quest Shareholder Approval”);

(iii)
that in all other respects, the terms, conditions and restrictions of the Silver Quest constating documents, including quorum requirements and other matters, shall apply in respect of the Silver Quest Meeting;

(iv)	for the grant of Dissent Rights to the registered holders of Silver Quest Common Shares;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)
that each Silver Quest Securityholder will have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter an appearance within a reasonable time; and

(vii)	that the Silver Quest Meeting may be adjourned from time to time by management of Silver Quest without the need for additional approval of the Court.

Section 2.03 U.S. Securities Law Matters

The parties agree that the Arrangement will be carried out with the intention that all Silver Quest Common Shares, Class A Shares, Spinco Shares and New Gold Common Shares issued on completion of the Arrangement to the Silver Quest Securityholders in the United States, as described in the Plan of Arrangement, will be issued by New Gold, Silver Quest or Spinco, as applicable, in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the "Section 3(a)(10) Exemption"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Silver Quest Securityholders subject to the Arrangement;

(d)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Silver Quest Securityholders;

(e)
each Silver Quest Securityholder entitled to receive Silver Quest Common Shares, Class A Shares, Spinco Shares or New Gold Common Shares pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)
the Interim Order approving the Silver Quest Meeting will specify that each Silver Quest Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(g)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the 1933 Act, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of New Gold, Silver Quest or Spinco, as applicable, to the Silver Quest Securityholders in the United States pursuant to the Plan of Arrangement.”

Section 2.04 Effecting the Arrangement

Subject to the rights of termination contained in Section 7.02, upon the Silver Quest Shareholders providing the Silver Quest Shareholder Approval in accordance with the Interim Order, Silver Quest obtaining the Final Order and the other conditions contained in Article 5 being complied with or waived, the Arrangement shall be effective at the Effective Time on the Effective Date.

Section 2.05 Closing

The closing of the Arrangement will take place at the offices of Gowling Lafleur Henderson LLP, 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) on the Effective Date.

III.           REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of Silver Quest

Silver Quest represents and warrants to New Gold, and acknowledges that New Gold is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)
Organization. Silver Quest and each Silver Quest Subsidiary have been incorporated, are validly subsisting and have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted.  Spinco was incorporated on November 1, 2011 under the BCBCA.  A copy of the notice of articles and articles or other constating documents of Silver Quest and each Silver Quest Subsidiary has been provided directly to New Gold. Silver Quest and the Silver Quest Subsidiaries are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Silver Quest. All of the outstanding shares of the Silver Quest Subsidiaries are validly issued, fully paid and non-assessable. All of the outstanding shares of the Silver Quest Subsidiaries are owned directly or indirectly by Silver Quest. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the Silver Quest Subsidiaries and except as disclosed in the Silver Quest Disclosure Letter, the outstanding shares of the Silver Quest Subsidiaries are owned by Silver Quest free and clear of all Encumbrances and Silver Quest is not liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, the Silver Quest Subsidiaries from Silver Quest.

(b)
Capitalization. Silver Quest is authorized to issue an unlimited number of Silver Quest Common Shares. As at November 3, 2011, there were: (i) 111,284,302 Silver Quest Common Shares outstanding; (ii) Silver Quest Options to acquire an aggregate of 7,000,000 Silver Quest Common Shares outstanding; and (iii) Silver Quest Warrants to acquire an aggregate of 5,578,477 Silver Quest Common Shares outstanding. The outstanding Silver Quest Options and the outstanding Silver Quest Warrants are described in the Silver Quest Disclosure Letter. In addition to the foregoing, up to 1,900,000 Silver Quest Common Shares are issuable pursuant to property agreements as disclosed in the Silver Quest Disclosure Letter. The authorized capital of Spinco consists of an unlimited number of Spinco Shares of which, as at November 3, 2011, one (1) is issued and outstanding registered in the name of Silver Quest.  Except as disclosed in the Silver Quest Disclosure Letter and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Silver Quest or the Silver Quest Subsidiaries to issue or sell any Silver Quest Common Shares, shares of the Silver Quest Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any Silver Quest Common Shares or the shares of Silver Quest Subsidiaries. All outstanding Silver Quest Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date of this Agreement, there are no outstanding bonds, debentures or other evidences of indebtedness of Silver Quest or the Silver Quest Subsidiaries having the right to vote with the Silver Quest Shareholders on any matter. There are no outstanding contractual obligations of Silver Quest or the Silver Quest Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Silver Quest Common Shares or with respect to the voting or disposition of any outstanding Silver Quest Common Shares.

(c)
Authority. Each of Silver Quest and Spinco has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Silver Quest and Spinco as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Silver Quest and Spinco and the completion by Silver Quest and Spinco of the transactions contemplated by this Agreement have been authorized by the directors of Silver Quest and Spinco and, subject to obtaining the Silver Quest Shareholder Approval, the Interim Order and the Final Order in the manner contemplated in this Agreement, and providing to the Registrar of Companies under the BCBCA any records, information or other documents required by him in connection with the Arrangement, no other corporate proceedings on the part of Silver Quest and Spinco are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Silver Quest of the Proxy Circular. This Agreement has been executed and delivered by Silver Quest and Spinco and constitutes a legal, valid and binding obligation of Silver Quest and Spinco, enforceable against Silver Quest and Spinco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the Silver Quest Disclosure Letter, the execution and delivery by Silver Quest and Spinco of this Agreement and the performance by each of Silver Quest and Spinco of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)	the articles or by-laws (or their equivalent) of Silver Quest or the Silver Quest Subsidiaries;

(B)	any Law; or

(C)
any contract, agreement, licence or permit to which Silver Quest or any of the Silver Quest Subsidiaries is bound or is subject to or of which Silver Quest or a Silver Quest Subsidiary is the beneficiary, in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Silver Quest, taken as a whole;

(ii)
give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Silver Quest or a Silver Quest Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Silver Quest;

(iii)
result in the imposition of any Encumbrance upon any of the property or assets of Silver Quest or a Silver Quest Subsidiary or restrict, hinder, impair or limit the ability of Silver Quest or a Silver Quest Subsidiary to conduct the business of Silver Quest or a Silver Quest Subsidiary as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Silver Quest; or

(iv)
result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Silver Quest or a Silver Quest Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Silver Quest or a Silver Quest Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Silver Quest or the Silver Quest Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Silver Quest of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities, United States “blue sky” securities laws and stock exchanges; (iv) compliance with and approvals required by the Competition Act; (v) any other consents, waivers, permits, orders or approvals referred to in the Silver Quest Disclosure Letter; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Silver Quest.

(d)
Directors’ Approvals. The Silver Quest Board has received a written opinion from Paradigm Capital Inc. (“Paradigm”), the financial advisor to the Silver Quest Board and the Special Committee of the Silver Quest Board that, based upon and subject to the assumptions and other factors identified in such opinion, as of October 16, 2011, the consideration payable to the Silver Quest Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Silver Quest Securityholders and the Silver Quest Board, after consultation with its legal and financial advisors, has, unanimously:

(i)	determined that the Arrangement is fair to the Silver Quest Securityholders other than New Gold and the Arrangement is in the best interests of Silver Quest;

(ii)	recommended that the Silver Quest Shareholders vote in favour of the Silver Quest Resolution; and

(iii)	authorized the entering into of this Agreement, and the performance of its provisions, by Silver Quest.

(e)
Silver Quest Rights Plan. The Silver Quest Board has taken all actions necessary to defer the “Separation Time” under Silver Quest’s shareholder rights plan dated June 24, 2011 (the “Silver Quest Rights Plan”) with respect to the Transaction and the entering into the Letter Agreement and this Agreement, and will, prior to the Closing, take all other actions to ensure that the completion of the Arrangement will not constitute a “Flip-In Event” under the Silver Quest Rights Plan and that the Silver Quest Rights Plan will not otherwise affect the completion of the Arrangement and the other transactions and agreements contemplated by this Agreement.

(f)
Silver Quest Subsidiaries. The only Subsidiaries of Silver Quest are the Silver Quest Subsidiaries and, other than as set forth in the Silver Quest Disclosure Letter, there are no other corporations or unincorporated entities (including any joint ventures) in which Silver Quest owns a direct or indirect voting or equity interest.

(g)
No Defaults. Except as disclosed in the Silver Quest Disclosure Letter, neither Silver Quest, nor any Silver Quest Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Silver Quest or a Silver Quest Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Silver Quest or a Silver Quest Subsidiary to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Silver Quest.

(h)	Absence of Changes. Since August 31, 2011, except as publicly disclosed by Silver Quest or as set forth in the Silver Quest Disclosure Letter:

(i)	each of Silver Quest and the Silver Quest Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither Silver Quest nor the Silver Quest Subsidiaries have incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Silver Quest or a Silver Quest Subsidiary of any material property or assets;

(iv)
other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Silver Quest or a Silver Quest Subsidiary of any debt for borrowed money, any creation or assumption by Silver Quest or a Silver Quest Subsidiary of any Encumbrance or any making by Silver Quest or a Silver Quest Subsidiary of any loan, advance or capital contribution to or investment in any other Person;

(v)	Silver Quest has not declared or paid any dividends or made any other distribution on any of the Silver Quest Common Shares;

(vi)	Silver Quest has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Silver Quest Common Shares;

(vii)
there has not been any material increase in or modification of the compensation payable to or to become payable by Silver Quest or a Silver Quest Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Silver Quest Options pursuant to the Silver Quest Option Plan) made to, for or with any of such directors, officers, employees or consultants;

(viii)	Silver Quest has not effected any material change in its accounting methods, principles or practices; and

(ix)	Silver Quest has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

(i)	Employment Agreements. Except as disclosed in the Silver Quest Disclosure Letter:

(i)
neither Silver Quest nor any of the Silver Quest Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Silver Quest or any of the Silver Quest Subsidiaries that cannot be terminated upon payment of a maximum of 12 times such individual’s monthly salary;

(ii)
neither Silver Quest nor any Silver Quest Subsidiary has any employee or consultant whose employment or contract with Silver Quest or any Silver Quest Subsidiary cannot be terminated upon payment of a maximum of 12 months’ notice; and

(iii)	neither Silver Quest nor any Silver Quest Subsidiary:

(A)	is a party to any collective bargaining agreement; or

(B)
is, to the knowledge of Silver Quest, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(j)
Financial Matters. The audited consolidated balance sheets, consolidated statements of operations and deficit and consolidated statements of cash flows of Silver Quest as at and for the financial years ended February 28, 2011 and February 28, 2010 and the unaudited consolidated statements of financial position, comprehensive loss, cash flows and changes in equity, consolidated statements of operations, comprehensive loss and deficit and consolidated statements of cash flows of Silver Quest as at and for the quarter ended August 31, 2011 (collectively, the “Silver Quest Financial Statements”) were prepared in accordance with Canadian GAAP and IFRS, as the case may be, and fairly present in all material respects the consolidated financial condition of Silver Quest at the respective dates indicated and the results of operations of Silver Quest for the periods covered on a consolidated basis. Except as disclosed in the Silver Quest Disclosure Letter, neither Silver Quest nor any Silver Quest Subsidiary has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Silver Quest for the quarter ended August 31, 2011, except liabilities and obligations incurred in the ordinary and regular course of business.

(k)
Books and Records. The financial books, records and accounts of Silver Quest and each of the Silver Quest Subsidiaries: (i) have been maintained in accordance with applicable Laws and Canadian GAAP and/or IFRS (as applicable) on a basis consistent with prior years; (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Silver Quest and each of the Silver Quest Subsidiaries; and (iii) accurately and fairly reflect the basis for the Silver Quest Financial Statements. The minute books for Silver Quest and each of the Silver Quest Subsidiaries contain minutes of substantially all meetings and resolutions of their respective boards of directors and committees of such boards of directors, other than those portions of minutes of meetings reflecting discussions of the Arrangement or transactions similar to the Transaction, and the Silver Quest Shareholders held according to applicable Laws and are complete and accurate in all material respects. True and complete copies of all such minute books recording such meetings and resolutions have been provided to New Gold.

(l)
Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Silver Quest, threatened against or relating to Silver Quest or a Silver Quest Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Silver Quest. There are no pending or, to the knowledge of Silver Quest, threatened criminal proceedings involving Silver Quest, any Silver Quest Subsidiary or any employee or agent of Silver Quest. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Silver Quest, threatened against or relating to Silver Quest or a Silver Quest Subsidiary before any Governmental Entity. Neither Silver Quest nor any Silver Quest Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Silver Quest or a Silver Quest Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date of this Agreement, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Silver Quest.

(m)
Title to Targeted Properties and Other Mineral Properties. The Targeted Properties are accurately described in Schedule “C”. Schedule “C” contains a complete description of the claims, licenses, permits, agreements and other rights comprising Silver Quest’s interest in the Targeted Properties.  Except as disclosed in the Silver Quest Disclosure Letter, applying customary standards in the mining industry, Silver Quest have sufficient title, free and clear of any title defect or Encumbrance, to the Targeted Properties, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Silver Quest. Schedule “D” contains a complete description of the claims, licenses, permits, agreements and other rights of Silver Quest and the Silver Quest Subsidiaries in other mineral properties not forming part of the Targeted Properties.

(n)	Targeted Properties. Except as disclosed in the Silver Quest Disclosure Letter:

(i)
no Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Targeted Properties;

(ii)
Silver Quest has all necessary corporate power to own the Targeted Properties and is in compliance with all applicable Laws, registrations, permits, consents and qualifications to which the Targeted Properties are subject;

(iii)
all taxes, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Targeted Properties have been paid by Silver Quest in respect of the Targeted Properties;

(iv)
neither the Targeted Properties nor any minerals or product derived from the Targeted Properties are subject to or bound by any royalty or royalty interest, whether registered or unregistered, and neither Silver Quest nor any Silver Quest Subsidiary has granted any royalty interest in or affecting the foregoing;

(v)
there is no action, suit, order, work order, petition, prosecution or other similar proceeding of which process initiating the same has been served on Silver Quest or any Silver Quest Subsidiary or threatened against Silver Quest or any Silver Quest Subsidiary and affecting the Targeted Properties at Law or in equity or before or by any Governmental Entity; and

(vi)
neither Silver Quest nor any Silver Quest Subsidiary has received notice of any breach of any applicable Law in respect of its conduct on the Targeted Properties which could have a Material Adverse Effect on the Targeted Properties or the right, title and/or interest of Silver Quest therein and thereto.

(o)	Mineral Rights.

(i)
Except as disclosed in the Silver Quest Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction, Silver Quest holds all its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore on the Targeted Properties (collectively, the “Mineral Rights”), free and clear of any material Encumbrances, the Mineral Rights are sufficient to permit the operation of the business of Silver Quest as presently conducted or contemplated to be conducted, and Silver Quest does not have any liability or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the Mineral Rights.

(ii)	Except as disclosed in the Silver Quest Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction:

(A)
Silver Quest is the legal and/or beneficial owner of all right, title and interest in and to the Mineral Rights comprising the Targeted Properties and its interest in the mineral properties pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and Silver Quest is not in default of any of the material provisions of such documents, agreements and instruments nor has any such default been alleged;

(B)
the Mineral Rights comprising the Targeted Properties have been properly located and recorded in compliance with applicable Laws and the Mineral Rights are comprised of valid and subsisting mineral claims;

(C)
the Mineral Rights comprising the Targeted Properties are in good standing under applicable Laws, all assessment work required to be performed under the Mineral Rights has been performed and filed, all related taxes and other payments have been paid and all related filings have been made;

(D)	to Silver Quest’s knowledge, there is no material adverse claim against or challenge to the title of Silver Quest, or its ownership of, the Mineral Rights comprising the Targeted Properties;

(E)
the employees, agents and representatives of Silver Quest have free and unrestricted access to the Targeted Properties and have not been prevented or restrained in any manner from exercising their rights of access;

(F)	Silver Quest has the exclusive right to deal with the Mineral Rights comprising the Targeted Properties;

(G)
no other Person has any material interest in the Mineral Rights comprising the Targeted Properties or the production from any of the underlying mineral deposits or any right to acquire any such interest;

(H)
there are no back-in rights, earn-in rights, rights of first refusal or similar provisions which would materially affect the interest of Silver Quest in the Mineral Rights comprising the Targeted Properties; and

(I)
Silver Quest has not received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke any of its interests in any of the Mineral Rights comprising the Targeted Properties.

(iii)
Silver Quest has provided New Gold with access to full and complete copies of all exploration information and data within the possession or control of Silver Quest, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies, concerning the Mineral Rights comprising the Targeted Properties and Silver Quest has the sole title, ownership and right to use all such information, data reports and studies.

(iv)
There is no claim or proceeding that has been commenced or, to the knowledge of Silver Quest, is pending or threatened (and, to the knowledge of Silver Quest, there is no existing ground on which any such claim or proceeding might be commenced with any reasonable likelihood of success) which, if determined adversely to Silver Quest, could materially and adversely affect the ability of Silver Quest to make use of, transfer or otherwise exploit the Mineral Rights comprising the Targeted Properties.

(v)
All work and activities carried out on the Targeted Properties by Silver Quest or the Silver Quest Subsidiaries or, to the knowledge of Silver Quest, by any other Person have been carried out in all material respects in compliance with all applicable Laws, and neither Silver Quest nor any of the Silver Quest Subsidiaries, nor, to the knowledge of Silver Quest, any other Person, has received any notice of breach of any such applicable Laws.

(p)	Property Matters. Except as disclosed in the Silver Quest Disclosure Letter or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Silver Quest:

(i)
all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date of this Agreement under or with respect to the direct or indirect assets of Silver Quest and the Silver Quest Subsidiaries have been properly and timely paid;

(ii)
all rentals, payments, and obligations due and payable or performable on or prior to the date of this Agreement under or on account of any of the direct or indirect assets of Silver Quest and the Silver Quest Subsidiaries have been duly paid, performed, or provided for; and

(iii)
all costs, expenses and liabilities payable on or prior to the date of this Agreement under the terms of any contracts and agreements to which Silver Quest or any of the Silver Quest Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(q)
Insurance. Silver Quest maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date of this Agreement.

(r)	Environmental. Except as disclosed in the Silver Quest Disclosure Letter:

(i)
Each of Silver Quest and the Silver Quest Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Silver Quest.

(i)
The Targeted Properties have not been used by Silver Quest or any Silver Quest Subsidiary to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Silver Quest (as a whole). Neither Silver Quest nor any of the Silver Quest Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Targeted Properties, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably be expected to have a Material Adverse Effect on Silver Quest taken as a whole.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Targeted Properties by Silver Quest or any Silver Quest Subsidiary have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Silver Quest taken as a whole. To the knowledge of Silver Quest, there are no Hazardous Substances at, in, on, under or migrating from the Targeted Properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Silver Quest.

(ii)
Neither Silver Quest nor the Silver Quest Subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) to the knowledge of Silver Quest, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial

Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Silver Quest or the Silver Quest Subsidiaries. To the knowledge of Silver Quest, no site or facility now or previously owned, operated or leased by Silver Quest or the Silver Quest Subsidiaries is listed or, to the knowledge of Silver Quest, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iii)
Except to the extent that it would not reasonably be expected to have a Material Adverse Effect on Silver Quest, neither Silver Quest nor any Silver Quest Subsidiary has caused or permitted the Release of any Hazardous Substances on or to the Targeted Properties in such a manner as: (A) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Silver Quest; or (B) would be reasonably expected to result in imposition of a lien, charge or other Encumbrance or the expropriation of the Targeted Properties or the assets of Silver Quest or the Silver Quest Subsidiaries.

(iv)
Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Silver Quest and except as disclosed in the Silver Quest Disclosure Letter, neither Silver Quest nor the Silver Quest Subsidiaries has received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date of this Agreement.

(s)	Tax Matters. Except as disclosed in the Silver Quest Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Silver Quest:

(i)
Silver Quest and each Silver Quest Subsidiary has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(i)
Silver Quest and each Silver Quest Subsidiary has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(ii)
The charges, accruals and reserves for Taxes reflected on the Silver Quest Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Silver Quest, adequate under Canadian GAAP or IFRS, as applicable, to cover Taxes with respect to Silver Quest and each Silver Quest Subsidiary accruing through the date thereof.

(iii)
There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of Silver Quest, threatened against either Silver Quest or a Silver Quest Subsidiary that propose to assess Taxes in addition to those reported in the Tax Returns.

(iv)	No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Silver Quest or any Silver Quest Subsidiary.

(t)
Pension and Employee Benefits. Neither Silver Quest nor any of the Silver Quest Subsidiaries have established any pension or retirement income plans or other similar employee compensation or benefit plans, agreement, policies or arrangements.

(u)	Reporting Status. Silver Quest is a reporting issuer or its equivalent in the Provinces of British Columbia and Alberta. The Silver Quest Common Shares are listed on the TSX-V.

(v)
Reports. Since February 28, 2010, Silver Quest has filed with all applicable Securities Authorities, the TSX-V and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it, including, without limitation, all documents required to be filed by it in compliance with continuous disclosure requirements of applicable securities Laws (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Silver Quest Documents”). The Silver Quest Documents, at the time filed or, if amended, as of the date of such amendment (i) did not contain any misrepresentation (as defined by the Securities Act) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws and the rules, policies and instruments of all Securities Authorities having jurisdiction over Silver Quest (including without limitation, NI 43-101), except where such non-compliance has not had, and would not reasonably be expected to have, a Material Adverse Effect on Silver Quest. Except as disclosed in the Silver Quest Disclosure Letter, there are no outstanding unresolved comments of any Securities Authority in respect of any Silver Quest Document. Silver Quest has not filed any confidential material change or other report or other document with any Securities Authority or the TSX-V or other self-regulatory authority which at the date of this Agreement remains confidential. The Silver Quest Subsidiaries are not required to file any reports or other documents with any Securities Authorities or the TSX-V.

(w)
Diligence Documents. After due inquiry, Silver Quest is not aware of anything that would indicate that any of the due diligence information provided by or on behalf of Silver Quest to New Gold or any of its affiliates (as defined by the Securities Act), is not true and accurate in all material respects.

(x)
Compliance with Laws. Silver Quest and the Silver Quest Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Silver Quest.

(y)
No Cease Trade. Silver Quest is not subject to any cease trade or other order of the TSX-V or any Securities Authority and, to the knowledge of Silver Quest, no investigation or other proceedings involving Silver Quest that may operate to prevent or restrict trading of any securities of Silver Quest are currently in progress or pending before the TSX-V or any Securities Authority.

(z)
No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Silver Quest or any Silver Quest Subsidiary of any of the material assets of Silver Quest or the Silver Quest Subsidiaries other than as described or contemplated herein and except as disclosed in the Silver Quest Disclosure Letter.

(aa)
Certain Contracts. Except as disclosed in the Silver Quest Disclosure Letter, neither Silver Quest nor any Silver Quest Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business is conducted, (ii) limit any business practice of Silver Quest or the Silver Quest

Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by Silver Quest or the Silver Quest Subsidiaries.

(bb)	U.S. Securities Laws. As of the date of this Agreement, Silver Quest is not subject to the periodic reporting requirements of the 1934 Act.

(cc)
No Broker’s Commission. Neither Silver Quest nor any of the Silver Quest Subsidiaries has entered into any agreement that would entitle any Person to any valid claim against Silver Quest for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed in the Silver Quest Disclosure Letter.

(dd)
Certain Business Practices. To the knowledge of Silver Quest, neither Silver Quest, the Silver Quest Subsidiaries nor any director, officer, agent or employee of Silver Quest or the Silver Quest Subsidiaries (in their capacities as such) has:

(i)	used or agreed to use any funds for contributions, gifts, entertainment or other purposes relating to political activity in violation of Law; or

(ii)	made or agreed to make any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of Law.

(ee)
FIRPTA.  The transfer of the Spin-out Assets and Liabilities will not give rise to tax under the United States Foreign Investment in Real Property Tax Act or to any obligation to withhold and remit any such tax under Section 1445 of the United States Internal  Revenue Code.

Section 3.02 Representations and Warranties of New Gold

New Gold hereby represents and warrants to Silver Quest, and hereby acknowledges that Silver Quest is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)
Organization.  Each of New Gold and its material Subsidiaries have been incorporated, are validly subsisting and have full corporate and legal power and authority to own their respective properties and assets and to conduct their respective business as currently owned and conducted.  Each of New Gold and its material Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on New Gold.

(b)
Capitalization.  New Gold is authorized to issue an unlimited number of New Gold Common Shares.  As of November 2, 2011, there were 450,493,586 New Gold Common Shares outstanding and there were no options, warrants or other rights convertible into New Gold Common Shares outstanding and no Person had any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued New Gold Common Shares other than outstanding options, warrants and convertible debentures of New Gold to acquire an aggregate of 73,610,501 New Gold Common Shares.

(c)
Authority.  New Gold has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by New Gold as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments.  The execution and delivery of this Agreement by New Gold and the completion by New Gold of the transactions contemplated by this Agreement have been authorized by the directors of New Gold and no other corporate proceedings on the part of New Gold are necessary to authorize this Agreement or to complete the transactions contemplated hereby, except for the passing of a resolution by the board of directors to formally authorize the number of New Gold Common Shares necessary to complete the Transaction. This Agreement has been executed and delivered by New Gold and constitutes a legal, valid and binding obligation of New Gold, enforceable against New Gold in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by New Gold of this Agreement and the performance of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the articles or by-laws (or their equivalent) of New Gold;

(B)	any Law; or

(C)	any contract, agreement, licence or permit to which New Gold or New Gold’s material Subsidiaries are bound or are subject to or of which New Gold or a New Gold material Subsidiary is the beneficiary, in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on New Gold;

(ii)
give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by New Gold or a material Subsidiary of New Gold to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on New Gold; or

(iii)
result in the imposition of any encumbrance upon any of the property or assets of New Gold or a material Subsidiary of New Gold or restrict, hinder, impair or limit the ability of New Gold or a material Subsidiary of New Gold as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on New Gold.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by New Gold in connection with the execution and delivery of this Agreement or the consummation by New Gold of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings with and approvals by Securities Authorities, United States “blue sky” securities laws and stock exchanges; and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on New Gold taken as a whole.

(d)	Directors’ Approvals. The directors of New Gold have authorized the entering into of this Agreement, and the performance of its provisions, by New Gold.

(e)	Absence of Changes. Since June 30, 2011, except as publicly disclosed by New Gold:

(i)	neither New Gold nor New Gold’s material Subsidiaries have incurred or suffered a Material Adverse Change;

(ii)	New Gold has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding New Gold Common Shares; and

(iii)	New Gold has not effected any material change in its accounting methods, principles or practices.

(f)
Financial Matters.  The audited consolidated balance sheets, statements of operations, statements of comprehensive income (loss), statements of shareholders equity and statements of cash flows of New Gold for the financial years ended December 31, 2009 and 2010, and the unaudited condensed statements of financial position, income statements, statements of comprehensive income (loss), statement of changes in equity and statements of cash flows as at and for the quarter ended June 30, 2011 (the “New Gold Financial Statements”) were prepared in accordance with Canadian GAAP and IFRS, as the case may be, and fairly present in all material respects the consolidated financial condition of New Gold at the respective dates indicated and the results of operations of New Gold for the periods covered on a consolidated basis.  Except as publicly disclosed by New Gold, there has been no material change in the financial condition of New Gold since June 30, 2011.

(g)
Reporting Status.  New Gold is a reporting issuer or its equivalent in each of the provinces and territories of Canada.  The New Gold Common Shares are registered under Section 12(b) of the 1934 Act.  The New Gold Common Shares are listed on the TSX and the NYSE Amex.

(h)
Reports.  Since January 1, 2010, New Gold has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it, including, without limitation, all documents required to be filed by it in compliance with continuous disclosure requirements of applicable securities Laws (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “New Gold Documents”).  The New Gold Documents, at the time filed or, if amended, as of the date of such amendment: (A) did not contain any misrepresentation (as defined by the Securities Act) and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (B) complied in all material respects with the requirements of applicable securities Laws and the rules, policies and instruments of all Securities Authorities, stock exchanges and self-regulatory authorities having jurisdiction over New Gold, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on New Gold. There are no material outstanding unresolved comments of any Securities Authority, stock exchange or self-regulatory authority in respect of any New Gold Document.  New Gold has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(i)
Compliance with Laws.  Other than as publicly disclosed by New Gold, New Gold and its material Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance of violations that would not, individually or in the aggregate, have a Material Adverse Effect on New Gold.

(j)
No Cease Trade.  New Gold is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of New Gold, no investigation or other proceedings involving New Gold which may operate to prevent or restrict trading of any securities of New Gold are currently in progress or pending before any applicable stock exchange or Securities Authority.

(k)	Place of Principal Offices. The principal offices of New Gold are not located within the United States.

(l)	Foreign Private Issuer. As of the date hereof, New Gold is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(m)
Investment Company Status.  New Gold is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(n)
Shares.  The New Gold Common Shares to be issued pursuant to the Arrangement will be authorized, upon issue, as duly and validly issued as fully paid and non-assessable shares in the capital of New Gold.

(o)
Mineral Properties. New Gold and its Subsidiaries own those interests, rights and obligations with respect to material mineral properties and other material assets as are in all material respects described in New Gold’s Annual Information Form for the year ended December 31, 2010 and as otherwise publicly disclosed by New Gold.  With respect to any material mineral properties which New Gold or any of its Subsidiaries owns or controls or in which it has an interest, except as publicly disclosed by New Gold: (i) New Gold and its Subsidiaries hold title to all such properties and interests free and clear of any material Encumbrance, royalty or other right, (ii) there is no action, suit, order, work order or other similar proceeding of which process initiating the same has been served on New Gold or any of New Gold’s material Subsidiary or that is currently pending before or by any Government Entity which could have a Material Adverse Effect on New Gold, and (iii) neither New Gold nor its material Subsidiary has received any notice of breach of any applicable Law in respect of its conduct or New Gold’s material mineral properties which could have a Material Adverse Effect on New Gold.

(p)
No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from New Gold or a Subsidiary of New Gold of any of the material assets of New Gold or a Subsidiary of New Gold other than as described or contemplated herein and except as publicly disclosed by New Gold or which would not have a Material Adverse Effect on New Gold.

Section 3.03 Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms. Any investigation by New Gold or Silver Quest and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

IV.           COVENANTS
Section 4.01 Covenants of Silver Quest

Silver Quest covenants and agrees with New Gold as follows:

(a)	Interim Order; Court Procedures.

(i)
As soon as reasonably practicable, Silver Quest shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to New Gold, acting reasonably;

(ii)
Silver Quest will provide legal counsel to New Gold with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court (including, without limitation, drafts of the Proxy Circular) in connection with the Arrangement, including by providing on a timely basis notice of any information required to be supplied by New Gold for inclusion in such material, prior to the service and filing of that material and shall give reasonable consideration to all such comments of such counsel and shall accept the reasonable comments of New Gold and its counsel with respect to any such information required to be supplied by New Gold and included in such material. In addition, Silver Quest will not object to legal counsel to New Gold appearing and making such submissions on the hearing of the petition for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that Silver Quest is advised of the nature of any submissions prior to the hearing. Silver Quest will also provide legal counsel to New Gold on a timely basis with copies of any petition and evidence served on Silver Quest or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and any notice (written or oral) received by Silver Quest indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Subject to applicable Laws, Silver Quest will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with New Gold’s prior written consent, not to be unreasonably withheld; provided that nothing herein will require New Gold to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases New Gold’s obligations set forth in any such filed or served materials under this Agreement.

(b)	Silver Quest Meeting. In a timely and expeditious manner, Silver Quest shall:

(i)	promptly carry out such terms of the Interim Order as are required under its terms to be carried out by Silver Quest;

(ii)
prepare, with the assistance of New Gold, and file the Proxy Circular and all required amendments thereto (which shall be in a form satisfactory to New Gold, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular and any amendments or supplements thereto, is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by New Gold.  Silver Quest will ensure that the Proxy Circular provides Silver Quest Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Silver Quest Meeting and to allow New Gold, Silver Quest and Spinco to rely upon the exemption from registration provided under Section 3(a)(10) of the 1933 Act with respect to the issuance of Silver Quest Common Shares, Class A Shares, Spinco Shares and New Gold Common Shares, as applicable, as described in the Plan of Arrangement;

(iii)
subject to the other terms of this Agreement, Silver Quest shall: (i) take all commercially reasonable lawful action to solicit in favour of the Silver Quest Resolution and the Silver Quest Shareholder Approval including, without limitation, retaining a proxy solicitation agent to solicit proxies in favour of the Silver Quest Resolution; (ii) recommend to all holders of Silver Quest Common Shares and Silver Quest Options that they vote in favour of the Silver Quest Resolution; and (iii) not make or effect a Change in Recommendation, except as expressly permitted by Sections 6.01 and 6.02;

(iv)
provided that New Gold is in compliance with Section 4.02(b) hereof, convene and hold the Silver Quest Meeting as soon as possible, but in any event hold the Silver Quest Meeting by no later than December 27, 2011 (or such later date as may be agreed to by New Gold), in the manner provided in the Interim Order;

(v)	provide notice to New Gold of the Silver Quest Meeting and allow representatives of New Gold to attend the Silver Quest Meeting;

(vi)	allow New Gold to solicit proxies for the Silver Quest Meeting either directly or through a proxy solicitation agent in accordance with applicable Laws;

(vii)	conduct the Silver Quest Meeting in accordance with the Interim Order, the BCBCA, the articles of Silver Quest and as otherwise required by applicable Laws; and

(viii)	take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)
Status of Voting. Silver Quest will advise New Gold, at least on a daily basis on each of the 10 Business Days prior to the date of the Silver Quest Meeting, as to the aggregate tally of the proxies received by Silver Quest in respect of the Silver Quest Resolution.

(d)
Adjournment. Except as expressly provided in this Agreement, Silver Quest shall not adjourn, postpone or cancel the Silver Quest Meeting (or propose to do so), except: (i) if quorum is not present at the Silver Quest Meeting; (ii) if required by applicable Laws; or (iii) if otherwise agreed with New Gold, such consent not to be unreasonably withheld.

(e)
Dissent Rights. Silver Quest shall provide New Gold with a copy of any purported exercise of the Dissent Rights and written communications with any Silver Quest Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of New Gold, such consent not to be unreasonably withheld.

(f)
Amendments. In a timely and expeditious manner, Silver Quest shall prepare (in consultation with New Gold), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to New Gold, acting reasonably) with respect to the Silver Quest Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(g)
Shareholder Lists. Silver Quest will prepare or cause to be prepared and provide to New Gold lists of holders of all classes and series of securities of Silver Quest, including lists of the Silver Quest Shareholders, the Silver Quest Optionholders and the Silver Quest Warrantholders, as well as security position listing from each depositary of its securities, including CDS Clearing and Depository Services Inc. and The Depository Trust and Clearing Corporation, and will obtain and deliver to New Gold thereafter, as soon as reasonably practicable after any reasonable demand thereof, supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(h)
Final Order. Subject to the approval of the Silver Quest Resolution in accordance with the provisions of the Interim Order and subject to the terms and conditions of this Agreement, Silver Quest shall, as soon as reasonably practical, proceed with and diligently prosecute an application for the Final Order, which application shall be in form and substance satisfactory to the parties to this Agreement, acting reasonably. Silver Quest shall advise the Court in the application for the Final Order that it is Silver Quest’s, Spinco’s and New Gold’s intention to rely upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act, to issue the Silver Quest Common Shares, Class A Shares, Spinco Shares and the New Gold Common Shares to the Silver Quest Securityholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement as described in the Plan of Arrangement.

(i)	Compliance with Orders. Silver Quest shall forthwith carry out the terms of the Interim Order and the Final Order.

(j)
Copy of Documents. Except for proxies and other non-substantive communications, Silver Quest shall furnish promptly to New Gold a copy of each notice, report, schedule or other document or communication delivered, filed or received by Silver Quest in connection with this Agreement, the Arrangement, the Interim Order, the Final Order or the Silver Quest Meeting or any other meeting at which all Silver Quest Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)
Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement and except as set forth below or in the Silver Quest Disclosure Letter or as otherwise consented to by New Gold, Silver Quest shall, and shall cause the Silver Quest Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice and shall ensure to keep Targeted Properties in good standing.

(l)
Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, or in the Silver Quest Disclosure Letter, Silver Quest shall not, without the prior written consent of New Gold, directly or indirectly do or permit to occur any of the following:

(i)
issue, sell, or agree to issue or sell, any Silver Quest Common Shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any Silver Quest Common Shares, create any Encumbrance on the shares of any Silver Quest Subsidiary, or permit any Silver Quest Subsidiary to issue, sell, or agree to issue, sell, pledge, lease, dispose of, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of any Silver Quest Subsidiary; other than the issue of Silver Quest Common Shares pursuant to the exercise of the Silver Quest Options and the Silver Quest Warrants issued and outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement or as otherwise disclosed in the Silver Quest Disclosure Letter;

(ii)
other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons and only if such rights have been disclosed in the Silver Quest Disclosure Letter), sell, lease or otherwise dispose of, or permit any Silver Quest Subsidiary to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)
amend or propose to amend its articles or notice of articles (or the equivalent) of Silver Quest or any Silver Quest Subsidiary or, except as contemplated herein, any of the terms of the Silver Quest Options or the outstanding Silver Quest Warrants as they existed on October 16, 2011;

(iv)
split, combine or reclassify any of the shares of Silver Quest or any of the shares of any Silver Quest Subsidiary or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Silver Quest or any shares of any Silver Quest Subsidiary;

(v)
redeem, purchase or offer to purchase, or permit any Silver Quest Subsidiary to redeem, purchase or offer to purchase, any Silver Quest Common Shares and, other than pursuant to the Silver Quest Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Silver Quest or any Silver Quest Subsidiary;

(vii)
acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any Silver Quest Subsidiary to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)
(A) satisfy or settle any claim or dispute which is, individually or in the aggregate, in an amount in excess of $50,000, except such as have been included in Silver Quest Financial Statements delivered to New Gold or which constitutes a claim between Silver Quest and any Silver Quest Subsidiary; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)
incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or any indebtedness for borrowed money, or permit any Silver Quest Subsidiary to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or any indebtedness for borrowed money;

(x)	except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of Silver Quest or make any material tax election inconsistent with past practice; or

(xi)
enter into, or cause any Silver Quest Subsidiary to enter into, new commitments of a capital expenditure or incur any new contingent liabilities other than: (A) expenditures made in the ordinary course of business consistent with past practice including budgeted expenditures as disclosed in writing to New Gold of less than $50,000; (B) expenditures required by Law; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) such expenses as have been jointly approved by Silver Quest and New Gold, each acting reasonably.

(m)
Employment Arrangements. Except where the prior intention to do so has been disclosed in the Silver Quest Disclosure Letter, Silver Quest shall not, without the prior written consent of New Gold (acting reasonably), and shall cause any Silver Quest Subsidiary not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Silver Quest or Silver Quest Subsidiary.

(n)
Insurance. Silver Quest shall use its commercially reasonable efforts, and shall cause each Silver Quest Subsidiary to use its commercially reasonable efforts, to cause their respective current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(o)	Certain Actions. Silver Quest shall:

(i)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Silver Quest in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Silver Quest;

(ii)
promptly notify New Gold of (A) any Material Adverse Change or Material Adverse Effect, or any fact, circumstance, change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Silver Quest, (B) any Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated), (C) any material breach by Silver Quest of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Silver Quest contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect; and

(iii)
use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereunder.

(p)
No Compromise. Silver Quest shall not, and shall cause each Silver Quest Subsidiary to, not settle or compromise any claim brought by any present, former or purported holder of any securities of Silver Quest in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of New Gold, such consent not to be unreasonably withheld.

(q)
Contractual Obligations. Silver Quest shall not, and shall not cause any Silver Quest Subsidiary to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Silver Quest or any Silver Quest Subsidiary is a party or by which any of them is bound, except (i) insofar as may be necessary to permit or provide for the completion of the Arrangement in a manner that is not adverse to New Gold; or (ii) insofar as it does not relate to the Target Properties and all obligations and liabilities thereunder are made automatically transferable to Spinco, without any third party consent being required, upon completion of the Arrangement without any liability, debt or obligation remaining into Silver Quest.

(r)
Satisfaction of Conditions. Silver Quest shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations hereunder to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)
obtain the approval, as necessary, of Silver Quest Shareholders of the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)
obtain all other consents, approvals and authorizations as are required to be obtained by Silver Quest or any Silver Quest Subsidiary under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Silver Quest;

(iii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Silver Quest in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party to this Agreement before any Governmental Entity;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties to this Agreement to consummate, the transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Silver Quest; and

(vi)
cooperate with New Gold in connection with the performance by New Gold of its obligations hereunder provided however that the foregoing shall not be construed to obligate Silver Quest to pay or cause to be paid any monies to cause such performance to occur.

(s)
Cooperation and Consultation. Silver Quest shall make, or cooperate with New Gold as reasonably necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.  Prior to the Effective Time, Silver Quest will consult and reasonably coordinate with New Gold prior to issuing any press releases or otherwise making public statements (including, without limitation, participating in analyst calls and investor conferences).  In addition, Silver Quest will consult with New Gold prior to making any filing with any Governmental Entity with respect to the Arrangement. Silver Quest will use all commercially reasonable efforts to enable New Gold to review and comment on all such press releases before the dissemination thereof and will enable New Gold to review and comment on such filings before the filing thereof, provided that it shall be in Silver Quest’s discretion to accept such comments, and further provided that the obligations herein will not prevent any party from making such disclosure as its counsel advises is required by applicable Laws or the rules and policies of the reporting jurisdictions of the party or the applicable stock exchange, or such disclosure that is made in the ordinary course of business consistent with past practice.  Silver Quest agrees not to make any public statement that is inconsistent with any such press release or this Agreement.

(t)
Consultation Targeted Properties. Subject to the terms of the joint venture agreement between Silver Quest and Richfield Ventures Corp. dated February 1, 2011 (the “Davidson Joint Venture”), Silver Quest will fully cooperate and consult through meetings with New Gold, as New Gold may reasonably request, to allow New Gold to monitor, and provide input with respect to the direction and control of, all activities relating to the exploration and maintenance of the Targeted Properties (and any disclosure of new technical information), including without limitation those items dealt with in a budget of expenditures to be agreed by New Gold, acting reasonably, from time to time.

(u)
Representations. Silver Quest shall use its commercially reasonable efforts to conduct its affairs and to cause the Silver Quest Subsidiaries to conduct their affairs so that all of the representations and warranties of Silver Quest contained herein shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date.

(v)
Access. Silver Quest shall, and shall cause the Silver Quest Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of New Gold reasonable access, during normal business hours from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records (including all technical and operational data including, without limitation, drilling results) as well as to the personnel of Silver Quest and the Silver Quest Subsidiaries, and, during such period, Silver Quest shall, and shall cause the Silver Quest Subsidiaries to, furnish promptly to New Gold all information concerning the business, properties and personnel of Silver Quest and the Silver Quest Subsidiaries as New Gold may reasonably request. Subject to applicable Laws, Silver Quest shall continue to make available and cause to be made available to New Gold and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable New Gold to effect a thorough examination of Silver Quest and the Silver Quest Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Silver Quest together with the consolidation therefor, and shall cooperate with New Gold in securing access for New Gold to any documents, agreements, corporate records or minute books not in the possession or under the control of Silver Quest.

(w)
Closing Documents. Silver Quest shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be reasonably required by New Gold, all in form satisfactory to New Gold, acting reasonably.

(x)
Spin-Out Assets and Liabilities. Prior to the Effective Time, Silver Quest and Spinco shall take all necessary steps, including completing all documentation (including an asset purchase agreement, a deed of transfer or other similar agreement or document that will include all necessary covenants, assumption of liabilities and indemnification as New Gold may reasonably request), to arrange for the transfer to, and the assumption by, Spinco, at the Effective Time, of all of its rights, title, interest, obligations and liabilities in the Spin-Out Assets and Liabilities in consideration of the issuance by Spinco of Spinco Shares as contemplated in the Arrangement.  Prior to the Effective Time, Silver Quest shall cause all third parties whose consent is required and as set forth in the Silver Quest Disclosure Letter (which Silver Quest confirms identifies all material consents so required) to agree to the assignment of Spin-Out Assets and Liabilities to Spinco (including without limitation the assumption of all share issuance obligations of Silver Quest by Spinco under property agreements) on terms that are satisfactory to New Gold acting reasonably.

(y)
Silver Quest Warrants.  Silver Quest shall be obligated to retain, until after the Effective Time, 80% of the proceeds from the currently outstanding Silver Quest Warrants exercised prior to the Effective Time and at the Effective Time shall pay the remaining 20% to Spinco.

Section 4.02 Covenants of New Gold

New Gold covenants and agrees with Silver Quest as follows:

(a)
Proceedings. In a timely and expeditious manner, New Gold shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by New Gold.

(b)
Information for Proxy Circular. In a timely and expeditious manner, New Gold shall provide to Silver Quest all information as may be reasonably requested by Silver Quest or as required by the Interim Order or applicable Laws with respect to New Gold and its businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to New Gold required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto. New Gold shall fully cooperate with Silver Quest and provide such assistance as Silver Quest may reasonably request in the preparation of the Proxy Circular.

(c)
Amendments. In a timely and expeditious manner, New Gold shall provide Silver Quest with information as requested by Silver Quest in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to New Gold, acting reasonably) with respect to the Silver Quest Meeting.

(d)	Certain Actions. New Gold shall:

(i)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by New Gold in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on New Gold;

(ii)
promptly notify Silver Quest of (A) any Material Adverse Change or Material Adverse Effect, or any fact, circumstance, change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of New Gold, (B) any Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated), (C) any breach by New Gold of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date of this Agreement that would render any representation or warranty of New Gold contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(iii)
immediately prior to the Effective Time, provided all other conditions precedent to the completion of the Arrangement have been satisfied or waived, and that this Agreement has not been terminated, New Gold will pay Silver Quest: (A) $2,395,158.83 to cover the latest cash funding requirement (cash call) paid by Silver Quest under the terms of the Davidson Joint Venture and (B) up to $3 million with respect to the Silver Quest Arrangement Costs as contemplated in Section 8.03; and

(iv)
use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereunder.

(e)
Satisfaction of Conditions. New Gold shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations hereunder to the extent the same are within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)
obtain all consents, approvals and authorizations as are required to be obtained by New Gold under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby;

(ii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party to this Agreement before any Governmental Entity;

(iii)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties to this Agreement to consummate, the transactions contemplated hereby;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it; and

(v)
cooperate with Silver Quest in connection with the performance by Silver Quest of its obligations hereunder, provided however that the foregoing shall not be construed to obligate New Gold to pay or cause to be paid any monies to cause such performance to occur.

(f)
Cooperation. New Gold shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(g)
Representations. New Gold shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of New Gold contained herein shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date.

(h)
Closing Documents. New Gold shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be reasonably required by Silver Quest, all in form satisfactory to Silver Quest, acting reasonably.

(i)
Subscription in Spinco. At the Effective Time, New Gold shall subscribe for, in consideration of $3.5 million, such number of Spinco Shares that will result in New Gold holding an aggregate of 9.9% of the Spinco Shares outstanding at the Effective Time with the remainder to be held by Former Silver Quest Shareholders in accordance with the Plan of Arrangement.

(j)
TSX Listing.  New Gold shall use commercially reasonable best efforts to cause the New Gold Common Shares to be issued or made issuable in connection with the Transaction in accordance with the Plan of Arrangement to be listed on the TSX.

Section 4.03 Post Closing Covenants of New Gold

New Gold covenants to Spinco that immediately after or concurrent with the occurrence of the Effective Time, New Gold will advance $1 million, by way of unsecured, non-interest bearing loan, repayable at any time prior to maturity, to Spinco, to be evidenced by a promissory note to be issued by Spinco to New Gold which shall be due and repaid: (i) upon and from the proceeds of the issuance of Spinco Shares on the exercise of Silver Quest Warrants as adjusted as a result of the Arrangement, (ii) upon the completion of and from the proceeds of any equity financing of Spinco, and (iii) in any event shall be fully due and repaid on July 31, 2013, or such later date as may be agreed to by New Gold and Spinco.

Section 4.04 Post Closing Covenants of Spinco

Spinco covenants to New Gold that prior to or as soon as possible after the Effective Date, it shall make all commercially reasonable efforts to seek and obtain a listing for its common shares on the TSX-V or another more senior stock exchange in North America.

V.           CONDITIONS
Section 5.01 Mutual Conditions

The respective obligations of Silver Quest, Spinco and New Gold to complete the transactions contemplated in this Agreement are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as specified below:

(a)
the Interim Order shall have been granted in form and substance satisfactory to the parties to this Agreement, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties to this Agreement, acting reasonably, on appeal or otherwise;

(b)	the Silver Quest Shareholder Approval shall have been obtained at the Silver Quest Meeting in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable Law;

(c)
the Court shall have determined that the terms and conditions of the Arrangement are procedurally and substantively fair to the Silver Quest Securityholders and the Final Order shall have been granted in form and substance satisfactory to the parties to this Agreement, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties to this Agreement, acting reasonably, on appeal or otherwise;

(d)
the distribution of Silver Quest Common Shares, Class A Shares, Spinco Shares and New Gold Common Shares to Silver Quest Securityholders as described in the Plan of Arrangement is exempt from the registration requirements of the 1933 Act;

(e)
there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Silver Quest or New Gold;

(f)
the TSX-V shall have, if required, conditionally accepted notice for filing of all transactions of Silver Quest contemplated herein or necessary to complete the Arrangement (which for avoidance of doubt, does not include conditional acceptance of the listing of Spinco Shares), subject only to compliance with the customary conditions of the TSX-V;

(g)
(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (B) all third party and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Silver Quest, taken as a whole, or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party to this Agreement;

(h)
the New Gold Common Shares to be issued to Silver Quest Shareholders (including the New Gold Common Shares issuable upon the exchange of Silver Quest Common Shares issued to holders of Silver Quest Options in the Arrangement) and to be made issuable to Silver Quest Warrantholders in connection with the Transaction shall have been conditionally approved for listing on the TSX subject to official notice of issuance and other customary conditions;

(i)
the distribution of the securities pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities Laws (other than as applicable to “control persons” as such term is defined under Canadian securities laws or pursuant to Section 2.6 of National Instrument 45-102); and

(j)	this Agreement shall not have been terminated pursuant to Article 7.

The foregoing conditions are for the mutual benefit of the parties to this Agreement and may be waived by mutual consent of New Gold, Spinco and Silver Quest in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04, any party to this Agreement may terminate this Agreement by written notice to the others in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

Section 5.02 Silver Quest Conditions

The obligation of Silver Quest to complete the transactions contemplated in this Agreement is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as specified below:

(a)
the representations and warranties made by New Gold in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by New Gold in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate have a Material Adverse Effect on New Gold, and New Gold shall have provided to Silver Quest a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by New Gold hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are provided for or stated to be exceptions under this Agreement;

(b)
from the date of this Agreement until the Effective Date, there shall not have occurred, and neither New Gold nor a New Gold material Subsidiary shall have incurred or suffered, any one or more facts, circumstances, changes, effects, events or occurrences that, either individually, or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on New Gold;

(c)
New Gold shall have complied in all material respects with its covenants herein and New Gold shall have provided to Silver Quest a certificate of two officers thereof, certifying that, as of the Effective Date, New Gold has so complied with its covenants herein;

(d)	the directors of New Gold shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by New Gold to permit the consummation of the Arrangement; and

(e)
Spinco shall have received conditional acceptance of the TSX-V for the listing of the Spinco Shares, provided however that if such conditional approval is not obtained by December 28, 2011, this condition in favour of Silver Quest shall no longer apply, and Silver Quest and Spinco shall be obligated to complete the transactions contemplated herein subject to the other terms and conditions of this Agreement.

The foregoing conditions are for the benefit of Silver Quest and may be waived, in whole or in part, by Silver Quest in writing at any time. If any of such conditions shall not be complied with or waived by Silver Quest on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04, Silver Quest may terminate this Agreement by written notice to New Gold in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Silver Quest.

Section 5.03 New Gold Conditions

The obligation of New Gold to complete the transactions contemplated in this Agreement is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)
the representations and warranties made by Silver Quest in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Silver Quest in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, have a Material Adverse Effect on Silver Quest, and Silver Quest shall have provided to New Gold a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Silver Quest hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Silver Quest Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)
from the date of this Agreement until the Effective Date, there shall not have occurred, and neither Silver Quest nor a Silver Quest Subsidiary shall have incurred or suffered, any one or more facts, circumstances, changes, effects, events or occurrences that, either individually, or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on Silver Quest;

(c)
Silver Quest shall have complied in all material respects with its covenants herein and Silver Quest shall have provided to New Gold a certificate of two officers thereof certifying that, as of the Effective Date, Silver Quest has so complied with its covenants herein;

(d)
Silver Quest Shareholders holding no more than 5% of the outstanding Silver Quest Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and New Gold shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Silver Quest to such effect;

(e)	none of the Locked-Up Shareholders shall have breached, in any material respect, any of the representations, warranties and covenants of the Lock-Up Agreements; and

(f)
the directors of Silver Quest and the Silver Quest Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Silver Quest and the Silver Quest Subsidiaries to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of New Gold and may be waived, in whole or in part, by New Gold in writing at any time. If any of such conditions shall not be complied with or waived by New Gold on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04, New Gold may terminate this Agreement by written notice to Silver Quest in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by New Gold.

Section 5.04 Notice and Cure Provisions

Each party to this Agreement shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date of this Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such party to this Agreement contained herein to be untrue or inaccurate in any respect on the date of this Agreement or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in Sections 5.01, 5.02 or 5.03, as the case may be.

Subject as provided in this Agreement, a party may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions for its benefit contained in Sections 5.01, 5.02 or 5.03 not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the party intending to rely thereon has delivered a written notice to the other parties specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 21 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Silver Quest Meeting, the Silver Quest Meeting shall be adjourned or postponed until the expiry of such period.

VI.           NON-SOLICITATION AND BREAK-UP FEE

Section 6.01 Covenant Regarding Non-Solicitation

(a)
Silver Quest shall, and shall direct and cause its officers, directors, employees, representatives, advisors, and agents and its Subsidiaries and their officers, directors, employees, representatives, advisors, and agents to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any Persons that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Silver Quest.

(b)
Subject to Section 6.02 of this Agreement or unless permitted pursuant to this Section 6.01, Silver Quest agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its Subsidiaries, directly or indirectly, to:

(i)
make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)
participate in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)
remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this Section 6.01(b)(iii));

(iv)
withdraw, modify, qualify or change in a manner adverse to New Gold, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to New Gold the approval, recommendation or declaration of advisability of the Silver Quest Board of the Arrangement (a “Change in Recommendation”) (it being understood that failing to affirm the approval, or recommendation or declaration of advisability of the Silver Quest Board of the Arrangement within two Business Days after an Acquisition Proposal has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within five Business Days of being requested to do so by New Gold, shall be considered a Change in Recommendation);

(v)
enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or any other Arrangement agreed to prior to any termination of this Agreement; or

(vi)	make any public announcement or take any other action inconsistent with the recommendation of the Silver Quest Board to approve the Arrangement.

Notwithstanding the foregoing and any other provisions of this Agreement, the Silver Quest Board may, prior to the approval of the Arrangement by Silver Quest Shareholders, consider, participate in any discussions or negotiations with and provide information to, any Person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Silver Quest after the date of the Letter Agreement and did not otherwise result from a breach of this Section 6.01 or the Letter Agreement by Silver Quest and that the Silver Quest Board determines in good faith may reasonably be expected to constitute a Superior Proposal, provided, however, that if Silver Quest provides confidential non public information to such Person: (i) Silver Quest obtains a confidentiality and standstill agreement from the Person making such Acquisition Proposal that is on terms that are standard for a transaction of this nature or substantively the same as the confidentiality agreement between the parties hereto (if any), and otherwise on terms no more favourable to such Person than such confidentiality agreement, including a standstill provision (at least as stringent as contained in such confidentiality agreement, if the parties enter in any such confidentiality agreement); provided, however, that it shall not preclude such Person from making a Superior Proposal and (ii) provided that Silver Quest sends a copy of any such confidentiality agreement to New Gold promptly upon its execution and New Gold is provided with a list of the information provided to such Person and is immediately provided with access to similar information to which such person was provided unless previously provided by New Gold.

(c)
From and after the date of this Agreement, Silver Quest shall promptly (and in any event within 24 hours) notify New Gold, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non public information relating to Silver Quest or any of its Subsidiaries.  Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making such proposal, inquiry or offer.  Silver Quest shall keep New Gold fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)
Silver Quest shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 6.01, and it shall be responsible for any breach of this Section 6.01 by such officers, directors, employees, financial advisors or other advisors or representatives.

Section 6.02 Right to Accept a Superior Proposal

(a)
If Silver Quest has complied with the Letter Agreement and Section 6.01 of this Agreement, Silver Quest may accept, approve, recommend or enter into any agreement, transaction or understanding in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 6.02) received prior to the date of approval of the Arrangement by Silver Quest Shareholders and terminate this Agreement if, and only if:

(i)	Silver Quest has provided New Gold with a copy of the document evidencing Superior Proposal;

(ii)	Silver Quest has provided New Gold with the information regarding such Superior Proposal required under Section 6.01(c);

(iii)
the Silver Quest Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Silver Quest Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Arrangement and to approve or recommend such Superior Proposal; and

(iv)
five Business Days shall have elapsed from the later of the date New Gold received written notice (a “Superior Proposal Notice”) advising New Gold that the Silver Quest Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 6.02, and the date New Gold received a copy of such document evidencing Superior Proposal.  In the event that Silver Quest provides New Gold with a Superior Proposal Notice on a date that is less than seven Business Days prior to the Silver Quest Meeting, Silver Quest shall, at the request of New Gold, adjourn the Silver

Quest Meeting to a date that is not less than five Business Days and not more than 10 days after the date of the Superior Proposal Notice.  If the Proxy Circular has been sent to Silver Quest Shareholders prior to the expiry of the five Business Day period set forth in this Section 6.02(a)(iv) and, during such period, New Gold requests in writing that the Silver Quest Meeting proceed, unless otherwise ordered by the Court, Silver Quest shall continue to take all reasonable steps necessary to hold the Silver Quest Meeting and to cause the Arrangement to be voted on at such meeting.

(b)
During the five Business Day period referred to in Section 6.02(a)(iv) of this Agreement, Silver Quest agrees that New Gold shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement, which offer must be received by Silver Quest prior to 5:00 p.m. (Vancouver  time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this Section 6.02(b).  The Silver Quest Board will review any written proposal by New Gold to amend the terms of this Agreement, in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by Silver Quest, be at least equivalent to the Superior Proposal.  If the Silver Quest Board so determines, it will enter into an amended agreement with New Gold reflecting the amended proposal.  If the Silver Quest Board does not so determine, Silver Quest may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 6.03 of this Agreement.

(c)
Each party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Section 6.02(a)(iv) of this Agreement and will initiate an additional five Business Day notice period.

Section 6.03 Termination Payment – Superior Proposal.

In the event that Silver Quest enters into an agreement to effect a Superior Proposal in accordance with Section 6.02 of this Agreement or the Silver Quest Board makes a Change of Recommendation in respect of the Arrangement; then Silver Quest shall pay to New Gold an aggregate amount in cash equal to $5,000,000 (the “Termination Payment”) in immediately available funds as a termination payment.

In addition to the foregoing, if this Agreement is terminated pursuant to the failure by the Silver Quest Shareholders to approve the Arrangement at the Silver Quest Meeting and prior to such Silver Quest Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Silver Quest (a “Pending Acquisition Proposal”), has been publicly announced and such Pending Acquisition Proposal is not withdrawn, and within twelve months of the date of such termination Silver Quest completes an Acquisition Proposal, then Silver Quest shall pay to New Gold the Termination Payment set in this Section 6.03.

Section 6.04 Termination Payment – Termination for Breach

In the event that either party terminates this Agreement pursuant to Section 7.02(f) herein, then the breaching party shall pay to the terminating party the Termination Payment in immediately available funds.

The parties acknowledge that any Termination Payment payable pursuant to Sections 6.03 and 6.04 of this Agreement is a payment of liquidated damages which is a genuine pre-estimate of the damages which such party and its shareholders will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty.

Upon receipt by a party of any Termination Payment pursuant to Section 6.03 or 6.04 of this Agreement, the party shall have no further claim against the other party or its directors, officer, employees, financial advisors or other advisors or representatives in respect of the failure to complete the Transaction.  Nothing in Section 6.03 or 6.04 of the Agreement shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach by the other party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

The parties hereby irrevocably waive any right they may have to raise as a defence that the provisions of Sections 6.03 and 6.04 of this Agreement or the amounts therein are excessive, punitive or unenforceable.

VII.           AMENDMENT AND TERMINATION
Section 7.01 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Silver Quest Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Silver Quest Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Silver Quest Meeting, the Share Consideration, the terms of the transfer of assets to Spinco or the distribution of Spinco Shares to Silver Quest Shareholders shall not be amended without the approval of the Silver Quest Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties to this Agreement under Sections 5.01, 5.02, 5.03, 6.03, 6.04 and Article 7 shall remain unaffected.

Section 7.02 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement between Silver Quest and New Gold;

(b)
except in circumstances where this Agreement can be terminated by Silver Quest pursuant to Section 7.02(f), by New Gold if: (i) the Silver Quest Board shall have made or effected a Change in Recommendation; or (ii) Silver Quest shall have entered into a binding agreement with respect to a Superior Proposal; in each case, for greater clarity subject to payment by Silver Quest of the Termination Payment required to be paid pursuant to Section 6.03 of this Agreement;

(c)
by Silver Quest in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Sections 6.01 and 6.02 and the payment of the Termination Payment required to be paid pursuant to Section 6.03 of this Agreement; provided for greater certainty, that any such termination shall terminate this Agreement for all the parties;

(d)	by Silver Quest or New Gold if the required approval of Silver Quest Shareholders shall not have been obtained at the Silver Quest Meeting;

(e)
by either Silver Quest or New Gold if any condition precedent to its obligations has not been satisfied or waived by the Completion Deadline or where it is clear that the condition precedent cannot be satisfied prior to the Completion Deadline; or

(f)
by Silver Quest or New Gold if there is a material breach by the other party of a material covenant under this Agreement prior to the Completion Deadline and such breaching party fails to cure or remedy such breach within 14 days after receiving notice thereof from the other party; in each case subject to payment of the Termination Payment required to be paid pursuant to Section 6.04 of this Agreement.

provided that any termination by Silver Quest or New Gold in accordance with paragraphs (b) to (f) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, the provisions to the extent applicable of Sections 6.03, 6.04, 8.03 and 8.10 shall survive the termination hereof and remain in full force and effect. In all other respects, each party shall be deemed to have released, remised and forever discharged the other parties in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

VIII.           GENERAL
Section 8.01 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to this Agreement shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile or by electronic mail to the following numbers or address or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile or electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties to this Agreement shall be as follows:

(a)	if to Silver Quest:

Silver Quest Resources Ltd.
650 West Georgia Street,
Suite 1410
Vancouver, British Columbia
V6B 4N8

Attention:                  President and Chief Executive Officer
Facsimile:                 (604) 687-1448
E-mail:                      rturner@silverquest.ca

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP
550 Burrard Street
Suite 2300, Bentall 5
Vancouver, British Columbia
V6C 2B5

Attention:                  Cyndi D. Laval
Facsimile:                 (604) 443-5629
E-mail:                      Cyndi.laval@gowlings.com

(b)	if to New Gold:

New Gold Inc.
Suite 3110 - 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:                  President and Chief Executive Officer
Facsimile:                 (604) 696-4110
E-mail:                      Robert.gallagher@newgold.com

and to:

New Gold Inc.
Suite 3120-200 Bay Street
Toronto, Ontario
M5J 2J4

Attention:                  Vice President, Corporate Development
Facsimile:                 (416) 324-9494
E-mail:                      Hannes.Portmann@newgold.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:                 André Boivin
Facsimile:                 (416) 640-3157
E-mail:                      aboivin@casselsbrock.com

Section 8.02 Remedies

The parties to this Agreement acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Silver Quest (if New Gold is the breaching party) or New Gold (if Silver Quest is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Section 6.03, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at Law or in equity to each of the parties hereto.

Section 8.03 Expenses

The parties to this Agreement agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Silver Quest Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.03 shall survive the termination of this Agreement. Notwithstanding the foregoing, provided: (a) all conditions precedents to the Arrangement have been satisfied, (b) that this Agreement has not been terminated; and (c) that bills, invoices or other satisfactory written evidence is provided to New Gold, New Gold agrees to pay all of Silver Quest’s legal, accounting, printing, filing, regulatory, costs and fees, Paradigm’s advisory fees for the Transaction, all applicable taxes and severance, termination and change of control payments to officers, and employees of Silver Quest incurred in connection with or resulting from consummating the Transaction (collectively the “Silver Quest Arrangement Costs”), up to a maximum of $3 million, immediately prior to the Effective Time.

Section 8.04 Time of the Essence

Time shall be of the essence in this Agreement.

Section 8.05 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements (including the Letter Agreement, except to the extent specifically provided herein), understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 8.06 Further Assurances

Each party to this Agreement shall, from time to time, and at all times hereafter, at the request of the other, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Section 8.07 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of British Columbia and the applicable Laws of Canada therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the Law of any jurisdiction other than the Province of British Columbia.

Section 8.08 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or in “portable document format” by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.09 Waiver

No waiver or release by any party to this Agreement shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.01.

[INTENTIONALLY LEFT BLANK]

Section 8.10 Enurement and Assignment

This Agreement shall enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party to this Agreement without the prior written consent of each of the other parties hereto.

IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement as of the date first above written.

NEW GOLD INC.
By:	"Robert Gallagher"
Name: Robert Gallagher
Title: President & Chief Executive Officer

SILVER QUEST RESOURCES LTD.
By:	"Randy C. Turner"
Name: Randy C. Turner
Title: President & Chief Executive Officer

INDEPENDENCE GOLD CORP.
By:	"Randy C. Turner"
Name: Randy C. Turner
Title: President & Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Please see attached.

A-1

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)
“Arrangement” means the arrangement under the provisions of section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with Section 7.01 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)
“Arrangement Agreement” means the arrangement agreement dated as of November 4, 2011 among New Gold, Silver Quest, and Spinco, together with the Schedules attached thereto, as the same may be amended, restated or supplemented or otherwise modified from time to time in accordance with the terms thereof;

(c)	“Arrangement Resolution” means the special resolution of the Silver Quest Shareholders approving the Arrangement and the Plan of Arrangement to be considered at the Silver Quest Meeting;

(d)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)
“Canadian Resident” means a beneficial owner of Silver Quest Common Shares immediately prior to the Effective Date who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(g)	“Cash Consideration” means $0.0001 for each Silver Quest Common Share;

(h)
“Class A Shares” means the class A common shares of Silver Quest which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to vote at all meetings of Silver Quest Shareholders, the right to dividends as and when declared by the directors of Silver Quest, which may be declared independently of dividends on the Class B Shares, and the right to participate in the remaining assets of Silver Quest upon a winding up of Silver Quest;

(i)
“Class B Shares” means the Silver Quest Common Shares following their re-designation as Class B Shares in accordance with this Plan of Arrangement, such Class B Shares being the same shares as the Silver Quest Common Shares prior to the exchange of the Class B Shares for Class A Shares and therefore bearing the same rights and restrictions as the Silver Quest Common Shares;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“CRA” means the Canada Revenue Agency;

(l)
“Depositary” means any trust company, bank or financial institution agreed to in writing between New Gold and Silver Quest for the purpose of, among other things, exchanging certificates representing Silver Quest Common Shares for New Gold Consideration and Spinco Shares in connection with the Arrangement;

(m)	“Dissent Rights” shall have the meaning ascribed to such term in Article 4.01 hereof;

(n)
“Dissenting Shareholder” means a registered holder of Silver Quest Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Silver Quest Common Shares;

(o)
“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(p)
“Effective Date” means the date agreed to by New Gold, Silver Quest and Spinco in writing as the effective date of the Arrangement, after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(q)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as may be agreed to by New Gold, Silver Quest and Spinco;

(r)	“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(s)
“Eligible Non-Resident” means a beneficial owner of Silver Quest Common Shares immediately prior to the Effective Date who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Silver Quest Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(t)
“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, after a hearing on the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(u)	“Former Silver Quest Securityholders” means Former Silver Quest Shareholders and Former Silver Quest Optionholders;

(v)	“Former Silver Quest Shareholders” means holders of Silver Quest Common Shares immediately prior to the Effective Time;

(w)	“Former Silver Quest Optionholders” means the Silver Quest Optionholders immediately prior to the Effective Time;

(x)
“Interim Order” means the interim order of the Court in a form acceptable to New Gold, Silver Quest and Spinco made in connection with the Arrangement, providing for, among other things, the calling and holding of the Silver Quest Meeting, as the same may be amended, supplemented or varied by the Court with the consent of New Gold, Silver Quest and Spinco, each acting reasonably;

(y)	“New Gold” means New Gold Inc., a company existing under the BCBCA;

(z)	“New Gold Common Share” means a common share in the capital of New Gold;

(aa)	“New Gold Consideration” means the Share Consideration and the Cash Consideration;

(bb)
“Option Consideration” means, in respect of a Silver Quest Option, the number of Silver Quest Common Shares obtained by dividing: (i) the amount, if any, by which: (A) the product obtained by multiplying the number of Silver Quest Common Shares underlying such Silver Quest Option by the Silver Quest Share Value; exceeds: (B) the exercise price payable under such Silver Quest Option to acquire Silver Quest Common Shares; by (ii) the Silver Quest Share Value;

(cc)
“Plan of Arrangement” means this plan of arrangement proposed pursuant to section 288 of the BCBCA and any amendments or variations hereto made in accordance with Section 7.01 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order;

(dd)	“Required Withholding” has the meaning ascribed to such term in Section 5.03;

(ee)	“Share Consideration” means 0.09 of a New Gold Common Share for each Silver Quest Common Share;

(ff)	“Silver Quest Disclosure Letter” has the meaning ascribed to such term in the Arrangement Agreement;

(gg)	“Section 85 Election” has the meaning ascribed thereto in Section 5.01(d);

(hh)	“Silver Quest” means Silver Quest Resources Ltd., a company existing under the BCBCA;

(ii)
“Silver Quest Common Shares” means the issued and outstanding common shares of Silver Quest and, following the re-designation of such common shares to Class B Shares in accordance with this Plan of Arrangement means the Class B Shares, and following the exchange of the Class B Shares for Class A Shares in accordance with this Plan of Arrangement, means the Class A Shares;

(jj)
“Silver Quest Meeting” means the special meeting of the Silver Quest Shareholders, including any adjournment or postponement thereof, to be held in accordance with the Interim Order to consider, among other things, and if deemed appropriate, to approve the Arrangement Resolution;

(kk)	“Silver Quest Optionholders” means holders of outstanding Silver Quest Options;

(ll)	“Silver Quest Stock Option Plan” means the stock option plan of Silver Quest as approved by the Silver Quest Shareholders on October 18, 2011;

(mm)	“Silver Quest Options” means options to purchase Silver Quest Common Shares issued pursuant to the Silver Quest Stock Option Plan or any predecessor option plan of Silver Quest;

(nn)
“Silver Quest Rights Plan” means the shareholder rights plan of Silver Quest created pursuant to the shareholder rights plan agreement dated as of June 24, 2011, between Silver Quest and Computershare Trust Company of Canada;

(oo)	“Silver Quest Securityholders” means collectively the Silver Quest Shareholders, Silver Quest Optionholders and the Silver Quest Warrantholders;

(pp)	“Silver Quest Shareholders” means the holders of Silver Quest Common Shares;

(qq)
“Silver Quest Share Value” means the volume weighted average closing price of the Silver Quest Common Shares on the TSX Venture Exchange for each of the five trading days immediately preceding the day prior to the Effective Date;

(rr)	“Silver Quest Warrantholders” means the holders of Silver Quest Warrants;

(ss)	“Silver Quest Warrants” means warrants and broker warrants to purchase Silver Quest Common Shares;

(tt)	“Spinco” means Independence Gold Corp., a wholly-owned subsidiary of Silver Quest incorporated under the BCBCA;

(uu)	“Spinco Shares” means common shares in the capital of Spinco;

(vv)	“Spin-Out Assets and Liabilities” means

(i)
all assets of Silver Quest, other than the following assets: (a) the interest of Silver Quest in the Targeted Properties; (b) a portion of the cash resulting from the exercise of Silver Quest Warrants effected after the date of the Letter Agreement (as defined in the Arrangement Agreement), as contemplated in Section 4.01(z) of the Arrangement Agreement; and

(ii)
all obligations, debts and liabilities (other than those relating to the Targeted Properties, to the extent described in the Silver Quest Disclosure Letter) of whatever kind and nature of Silver Quest;

(ww)
“Targeted Properties” means collectively, Silver Quest’s interest in the Davidson and Capoose properties located in British Columbia as more specifically described in Schedule “C” of the Arrangement Agreement and all technical data, studies, permits, licenses, tax pools and rights associated with these property interests;

(xx)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(yy)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act; and

(zz)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the Arrangement Agreement and not otherwise defined herein shall have the same meaning herein as in the Arrangement Agreement unless the context otherwise requires.

Section 1.02	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 1.08	Time

Time shall be of the essence in this Plan of Arrangement.  All times expressed herein are Vancouver, British Columbia time, unless otherwise stated herein.

ARTICLE TWO
BINDING EFFECT

Section 2.01	Binding Effect

As of and from the Effective Time, this Plan of Arrangement shall be binding upon the following, without any further act or formality required on the part of any person, except as specified herein:

(a)	New Gold;

(b)	Silver Quest;

(c)	Spinco;

(d)	the Dissenting Shareholders;

(e)	the Silver Quest Shareholders;

(f)	the Silver Quest Optionholders; and

(g)	the Silver Quest Warrantholders.

ARTICLE THREE
ARRANGEMENT

Section 3.01	Arrangement

At the Effective Time, the following other steps shall occur and shall be deemed to occur sequentially in the following order without any further act or formality (except as specified herein):

(a)	the Silver Quest Rights Plan shall be terminated (and all rights thereunder shall expire) and shall be of no further force or effect;

(b)
notwithstanding any vesting or exercise provisions to which a Silver Quest Option might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the Silver Quest Stock Option Plan or any other plan governing such option):

(i)
each Silver Quest Option issued and outstanding as at the Effective Time will, without any further action by or on behalf of any Silver Quest Optionholder, be deemed to be fully vested and transferred by the holder thereof to Silver Quest (free and clear of all Encumbrances of whatsoever nature) and cancelled, and the Silver Quest Optionholder will be deemed to have executed all consents, releases, assignments and waivers, statutory or otherwise, required to cancel such Silver Quest Options in accordance with this Section 3.01(b) in exchange for the Option Consideration, subject to the right to withhold pursuant to Section 5.03;

(ii)
with respect to each Silver Quest Option, the Silver Quest Optionholder thereof will cease to be the holder of such Silver Quest Option, will cease to have any rights as a holder in respect of such Silver Quest Option or under the Silver Quest Stock Option Plan or any other plan governing such option, such holder’s name will be removed from the register of Silver Quest Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(iii)	the Silver Quest Stock Option Plan and any predecessor stock option plan will be terminated;

(c)
all of the Spin-out Assets and Liabilities shall be transferred to Spinco by Silver Quest in consideration for the issuance of such number of fully-paid and non-assessable Spinco Shares to Silver Quest such that immediately after the foregoing issuance Silver Quest shall hold in the aggregate (together with the Spinco Shares held immediately prior to the foregoing issuance) that number of Spinco Shares that is equal to one-third (1/3rd) of the total number of Silver Quest Common Shares issued and outstanding immediately prior to the Effective Time and after giving effect to Section 3.01(b) (adjusted as provided in Section 3.04 below) less the number of Silver Quest Shares held by Dissenting Shareholders;

(d)
New Gold shall subscribe for, and be issued by Spinco, that number of Spinco Shares that will result in New Gold holding 9.9% of the issued and outstanding Spinco Shares for a total consideration of $3,500,000 in cash;

(e)	Silver Quest shall undertake a reorganization of capital within the meaning of Section 86 of the Tax Act as follows, and in the following order:

(i)           the authorized capital of Silver Quest shall be amended by:

A.
re-designating the Silver Quest Common Shares as Class B Shares and each certificate representing an outstanding Silver Quest Common Share shall, as and from the time such re-designation is effective, represent a Class B Share; and

B.           creating an unlimited number of Class A Shares;

and the articles and notice of articles of Silver Quest shall be deemed to be amended accordingly;

(ii)
each issued and outstanding Class B Share, other than those held by Dissenting Shareholders, shall be exchanged free and clear of all Encumbrances for one Class A Share and one third (1/3rd) of a Spinco Share; and

(iii)
the capital of Silver Quest for the outstanding Class A Shares shall be an amount equal to the paid-up capital (within the meaning of the Tax Act) of the Silver Quest Class B Shares, less the paid-up capital (within the meaning of the Tax Act) of the Silver Quest Class B Shares that is attributable to each issued Class B Share held by Dissenting Shareholders and described in paragraph 3(f) hereof, and less the fair market value of the Spinco Shares distributed to Silver Quest Shareholders;

(f)	the following steps shall be effected contemporaneously:

(i)
each issued and outstanding Class A Share held by a Former Silver Quest Securityholder shall be deemed to be transferred by the holder thereof to New Gold (free and clear of all Encumbrances of whatsoever nature), in exchange for the New Gold Consideration (subject to Section 3.04 and Article Five hereof) and each such former Silver Quest Securityholder shall cease to be a holder of such Class A Share, and  New Gold shall be the holder of all of the issued and outstanding Class A Shares and the central securities register of Silver Quest shall be revised accordingly;

(ii)
each issued and outstanding Class B Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to New Gold (free and clear of all Encumbrances of whatsoever nature), and New Gold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article Four hereof, and, each such Dissenting Shareholder shall cease to be a holder of such Class B Share, and New Gold shall be the holder of such Class B Share and the central securities register of Silver Quest shall be revised accordingly;

(iii)	each Class B Share (other than Class B Shares held by Dissenting Shareholders and acquired by New Gold) shall be cancelled; and

(g)
the exchanges, cancellations  and steps provided for in this Section 3.01 shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time.

Section 3.02	Silver Quest Warrants

For greater certainty, each Silver Quest Warrant outstanding immediately prior to the Effective Time shall, upon the occurrence of the Effective Time, be adjusted in accordance with its terms, and therefore shall entitle the holder thereof upon the exercise of such Silver Quest Warrant following the Effective Time, on the same terms and conditions as were applicable to such Silver Quest Warrant before the Effective Time, in lieu of a Silver Quest Common Share, to receive:

(a)
the New Gold Consideration upon presentation of the required exercise documentation and payment to New Gold of 80% of the exercise price that would have been payable upon exercise of such Silver Quest Warrant per Silver Quest Common Share prior to the Effective Time; and

(b)
one third (1/3rd) of a Spinco Share upon presentation of the required exercise documentation and payment to Spinco of 20% of the exercise price that would have been  payable upon exercise of such Silver Quest Warrant per Silver Quest Common Share prior to the Effective Time.

Section 3.03	Effective Time Procedures

(a)
 Following the receipt of the Final Order and prior to the Effective Date, New Gold shall deliver or arrange to be delivered to the Depositary certificates representing New Gold shares and cash in an aggregate amount sufficient to pay the aggregate New Gold Consideration payable and Silver Quest shall deliver or arrange to be delivered to the Depositary certificates representing the Spinco Shares required to be delivered to Former Silver Quest Securityholders in accordance with the provisions of Section 3.01 hereof, which cash and certificates shall be held by the Depositary as agent and nominee for such Former Silver Quest Securityholders for distribution to such Former Silver Quest Securityholders in accordance with the provisions of Article 5 hereof.

(b)
Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Silver Quest Shareholder, together with certificates representing Silver Quest Common Shares and such other documents as the Depositary may require, such Former Silver Quest Shareholder shall be entitled to receive delivery of the New Gold Consideration and certificates representing the Spinco Shares to which such Former Silver Quest Shareholder is entitled pursuant to Section 3.01 hereof.

Section 3.04	No Fractional Shares

(a)	No fractional New Gold Common Shares, Spinco Shares or Silver Quest Common Shares (forming part of the Option Consideration) shall be distributed to Former Silver Quest Securityholders.

(b)
The number of New Gold Common Shares and the number of Spinco Shares to be distributed to Former Silver Quest Securityholders shall be rounded down to the nearest whole New Gold Share and/or Spinco Share, as the case may be, in the event that a Silver Quest Securityholder is entitled to a fractional share.

(c)
The number of Silver Quest Common Shares to be issued to Former Silver Quest Optionholders who were Silver Quest Optionholders as part of the Option Consideration, shall be rounded down to the nearest whole Silver Quest Common Share.

(d)
No fractional New Gold Common Shares or Spinco Shares shall be issuable to Silver Quest Warrantholders after the Effective Time and the number of New Gold Common Shares and the number of Spinco Shares then issuable under Silver Quest Warrants shall be rounded down to the nearest whole New Gold Common Share and/or Spinco Share, as the case may be if a Silver Quest Warrantholder is entitled to a fraction.

(e)	Any Cash Consideration payable to a Former Silver Quest Securityholder (or to a Silver Quest Warrantholder following Effective Time) shall be rounded up to the next whole cent.

Section 3.05	Elections

(a)
In respect of the transfer of the Spin-Out Assets and Liabilities completed in accordance with section 3.01(c) hereof, Silver Quest and Spinco shall make a joint election pursuant to subsection 85(1) of the Tax Act at an elected amount determined by Silver Quest acting reasonably, and the amount added to the capital of the Spinco Shares shall be equal to such elected amount.

(b)	As soon as possible after the Effective Time Silver Quest shall file an election with CRA to cease to be a public corporation for the purposes of the Tax Act.

(c)
Following the Effective Date, New Gold will cause Silver Quest to make the election provided for in subsection 110(1.1) of the Tax Act in respect of the Silver Quest Options that are to be transferred to Silver Quest in exchange for the Option Consideration pursuant to Section 3.01.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01	Dissent Rights

Pursuant to the Interim Order, holders of Silver Quest Common Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as the same may be  modified by this Article 4, the Interim Order and the Final Order, with respect to Silver Quest Common Shares in connection with the Arrangement, provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to Silver Quest by holders who wish to dissent at least two days before the Silver Quest Meeting or any date to which the Silver Quest Meeting may be postponed or adjourned and provided further that Silver Quest Shareholders who exercise such Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Silver Quest Common Shares which fair value shall be the fair value of such Silver Quest Common Shares immediately before the passing by the Silver Quest Shareholders of the Arrangement Resolution, shall be paid an amount in cash equal to such fair value by New Gold; and

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Silver Quest Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Silver Quest Common Shares and shall be entitled to receive only the New Gold Consideration contemplated in subsection Section 3.01 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall New Gold, Silver Quest, Spinco or any other person be required to recognize holders of Silver Quest Common Shares who exercise Dissent Rights as holders of Silver Quest Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Silver Quest Common Shares who exercise Dissent Rights shall be deleted from the central securities register of Silver Quest Common Shares as holders of Silver Quest Common Shares at the Effective Time and New Gold shall be recorded as the registered holder of the Silver Quest Common Shares so transferred and shall be deemed to be the legal owner of such Silver Quest Common Shares.

ARTICLE FIVE
DELIVERY OF NEW GOLD CONSIDERATION AND SPINCO SHARES

Section 5.01	Delivery of New Gold Consideration and Spinco Shares

(a)
Each Former Silver Quest Securityholder on the Effective Date, other than Dissenting Shareholders, shall, following completion of the transactions described in Section 3.01, be entitled to receive, and the Depositary shall deliver to such holder following the Effective Time, certificates representing the New Gold Shares representing the Share Consideration and cash representing the Cash Consideration and certificates representing the Spinco Shares that such holder is entitled to receive in accordance with Sections 3.01 and 3.03 hereof.  Certificates representing the Share Consideration and cash representing the Cash Consideration and certificates representing the Spinco Shares that a Former Silver Quest Optionholder is entitled to receive in accordance with Section 3.01 shall be delivered to the last address of such former Silver Quest Optionholder appearing on the option register maintained by Silver Quest immediately prior to the Effective Time, without any action required from such Silver Quest Optionholder.

(b)
Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Silver Quest Common Shares that were exchanged for Spinco Shares and Silver Quest Class A Shares that were exchanged for the New Gold Consideration in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Silver Quest Common Shares formerly represented by such certificate under the terms of such certificate, the BCBCA or the articles of Silver Quest and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, cash representing the Cash Consideration and certificates representing the New Gold Shares and Spinco Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(c)
After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.01(b) hereof, each certificate that immediately prior to the Effective Time represented one or more Silver Quest Common Shares following completion of the transactions described in Section 3.01, shall be deemed at all times to represent only the right to receive in exchange therefor the New Gold Consideration and certificates representing the Spinco Shares that the holder of such certificate is entitled to receive in each case in accordance with Section 3.01 hereof.

(d)
An Eligible Holder whose Class A Shares are transferred to New Gold pursuant to the Arrangement will be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer by providing two signed copies of the relevant joint election forms referred to below to an appointed representative, as directed by New Gold, within 90 days after the Effective Date, duly completed with the details of the number of Class A Shares transferred and the applicable agreed amounts for the purposes of such Section 85 Election. New Gold will, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), make the joint Section 85 Election with such Eligible Holder by signing and returning such joint election forms to the Eligible Holder, for filing with the CRA (or the applicable provincial tax authority). Except for the requirement set out below for New Gold to deliver partially completed joint election forms, neither Silver Quest, New Gold nor any successor corporation will be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, New Gold or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(e)
Upon receipt of a transmittal letter in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, New Gold will promptly deliver or cause to be delivered a tax instruction letter (including instructions for any analogous provision of provincial income tax law, if applicable), together with the relevant tax election forms (including the analogous provincial joint election forms, if applicable), partially completed with such information as pertains to the Purchaser, to the Eligible Holder.

Section 5.02	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Silver Quest Common Shares that were exchanged for Class A Shares and Spinco Shares and that were subsequently exchanged for the New Gold Consideration and in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the New Gold Consideration and certificates representing Spinco Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing New Gold Common Shares and Spinco Shares, that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates representing such New Gold Common Shares and Spinco Shares is to be delivered shall, as a condition precedent to the delivery of cash and certificates representing such New Gold Common Shares and Spinco Shares, give a bond satisfactory to New Gold and the Depositary in such amount as New Gold and the Depositary may direct, or otherwise indemnify New Gold and the Depositary in a manner satisfactory to New Gold and the Depositary, against any claim that may be made against New Gold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Silver Quest.

Section 5.03	Withholding Rights

New Gold, Silver Quest and the Depositary shall be entitled to deduct and withhold from any amount otherwise payable to any Former Silver Quest Securityholder such amounts as New Gold, Silver Quest or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, territorial state, local or foreign tax law or treaty, in each case, as amended (the “Required Withholding”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Silver Quest Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Unless (i) the Former Silver Quest Securityholder elects to provide funds to New Gold, Silver Quest or the Depository, as applicable, in an amount equal to the Required Withholding and (ii) the Former Silver Quest Securityholder pays such amount to New Gold, Silver Quest or the Depositary within 10 days of the Effective Date in cash or by certified cheque, the Depositary is hereby authorized, as agent for the Former Silver Quest Securityholder, to sell or otherwise dispose of such portion of the Share Consideration as is necessary to provide sufficient funds to New Gold, Silver Quest or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and New Gold, Silver Quest or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

Section 5.04	Limitation and Prescription

To the extent that a Former Silver Quest Securityholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final prescription date”), then the New Gold Consideration and the Spinco Shares that such Former Silver Quest Securityholder  was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Cash Consideration shall be delivered to New Gold by the Depositary and the share certificates representing the New Gold Common Shares, and/or the Spinco Shares shall be delivered to New Gold and/or Spinco (as applicable) and cancelled by New Gold and/or Spinco (as applicable) and the interest of the Former Silver Quest Securityholder in such New Gold Consideration, and Spinco Shares to which it was entitled shall be terminated as of such final prescription date.

ARTICLE SIX
AMENDMENTS

Section 6.01	Amendments to Plan of Arrangement

(a)
New Gold and Silver Quest reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by New Gold and Silver Quest, (iii) filed with the Court and, if made following the Silver Quest Meeting, approved by the Court, and (iv) communicated to holders or former holders of Silver Quest Common Shares, Silver Quest Warrants or Silver Quest Options, if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Silver Quest at any time prior to the Silver Quest Meeting provided that New Gold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Silver Quest Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Silver Quest Meeting shall be effective only if: (i) it is consented to in writing by each of New Gold and Silver Quest; and (ii) if required by the Court, it is consented to by the Silver Quest Shareholders voting in the manner directed by the Court.

SCHEDULE B
SILVER QUEST RESOLUTION
FORM OF SILVER QUEST RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Silver Quest, New Gold, and Independence Gold Corp., all as more particularly described and set out in the Management Proxy Circular (the “Circular”) of Silver Quest dated ●, 2011 accompanying the notice of this meeting (as the Arrangement may be modified, amended or supplemented), is authorized, approved and adopted.

2.
The plan of arrangement, (the “Plan of Arrangement”), implementing the Arrangement, the full text of which is set out in Appendix ● to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is authorized, approved and adopted.

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Silver Quest or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Silver Quest are authorized and empowered, without further notice to, or approval of, the shareholders of Silver Quest:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.
Any one or more directors or officers of Silver Quest is authorized, for and on behalf of and in the name of Silver Quest, to execute and deliver, whether under the corporate seal of Silver Quest or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Silver Quest, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

B-1

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Silver Quest;

such determination to be conclusively evidenced by the execution and delivery of such document or the doing of any such act or thing.

B-2

SCHEDULE C
TARGETED PROPERTIES
TO THE ARRANGEMENT AGREEMENT

The Targeted Properties consists of the following:

C-1

SILVER QUEST RESOURCES LTD.
ARRANGEMENT AGREEMENT
SCHEDULE C
TARGETED PROPERTIES

Database_	Grant_Number	Property	Jurisdiction	Hectares	District	Expiry_Date	Status
Davidson Project							
13781	503050	Blackwater-Davidson	British Columbia	20.91	Omineca	1/13/2017	Active
13778	509273	Blackwater-Davidson	British Columbia	484.45	Omineca	3/19/2016	Active
13779	509274	Blackwater-Davidson	British Columbia	38.75	Omineca	3/19/2016	Active
13780	509275	Blackwater-Davidson	British Columbia	19.38	Omineca	3/19/2016	Active
			Davidson Total	**563.49**			
Capoose Project							
13410	553489	BOT Claims	British Columbia	19.39	Omineca	12/10/2011	Active
13394	641983	BOT Claims	British Columbia	19.36	Omineca	12/10/2011	Active
13395	641984	BOT Claims	British Columbia	154.91	Omineca	12/10/2011	Active
13406	642544	BOT Claims	British Columbia	116.08	Omineca	12/10/2011	Active
13407	642564	BOT Claims	British Columbia	464.4	Omineca	12/10/2011	Active
13408	642565	BOT Claims	British Columbia	348.36	Omineca	12/10/2011	Active
13409	642583	BOT Claims	British Columbia	309.62	Omineca	12/10/2011	Active
13411	704807	BOT Claims	British Columbia	213.3	Omineca	12/10/2011	Active
13412	704817	BOT Claims	British Columbia	213.31	Omineca	12/10/2011	Active
13396	704825	BOT Claims	British Columbia	387.18	Omineca	12/10/2011	Active
13397	704826	BOT Claims	British Columbia	464.61	Omineca	12/10/2011	Active
13398	704827	BOT Claims	British Columbia	406.65	Omineca	12/10/2011	Active
13399	704828	BOT Claims	British Columbia	387.38	Omineca	12/10/2011	Active
13400	704829	BOT Claims	British Columbia	387.03	Omineca	12/10/2011	Active
13401	704830	BOT Claims	British Columbia	193.64	Omineca	12/10/2011	Active
13402	704854	BOT Claims	British Columbia	464.57	Omineca	12/10/2011	Active
13403	704855	BOT Claims	British Columbia	309.6	Omineca	12/10/2011	Active
13404	704863	BOT Claims	British Columbia	445.07	Omineca	12/10/2011	Active
13405	706011	BOT Claims	British Columbia	193.74	Omineca	12/10/2011	Active
13413	706638	BOT Claims	British Columbia	407.28	Omineca	12/10/2011	Active
13759	643103	Buck	British Columbia	484.09	Omineca	12/12/2011	Active
13760	643104	Buck	British Columbia	445.52	Omineca	12/12/2011	Active
13761	643106	Buck	British Columbia	406.59	Omineca	12/12/2011	Active
13762	643107	Buck	British Columbia	483.85	Omineca	12/12/2011	Active
13763	643108	Buck	British Columbia	483.85	Omineca	12/12/2011	Active
13764	643109	Buck	British Columbia	483.74	Omineca	12/12/2011	Active
13765	643110	Buck	British Columbia	483.69	Omineca	12/12/2011	Active
13766	643123	Buck	British Columbia	484.06	Omineca	12/12/2011	Active
125	512838	Capoose	British Columbia	811.88	Omineca	11/30/2012	Active
122	598000	Fawn & Buck	British Columbia	38.74	Omineca	12/10/2011	Active
124	606724	Fawn & Buck	British Columbia	174.29	Omineca	6/27/2013	Active
121	606728	Fawn & Buck	British Columbia	96.9	Omineca	11/30/2012	Active
123	617183	Fawn & Buck	British Columbia	96.86	Omineca	12/10/2011	Active
107	534364	Jag	British Columbia	482.25	Omineca	11/30/2012	Active
108	534365	Jag	British Columbia	482.92	Omineca	11/30/2012	Active
109	534366	Jag	British Columbia	482.6	Omineca	11/30/2012	Active
110	534367	Jag	British Columbia	289.67	Omineca	11/30/2012	Active
114	552497	Jag	British Columbia	482.97	Omineca	11/30/2012	Active
112	557495	Jag	British Columbia	482.73	Omineca	11/30/2012	Active
113	557496	Jag	British Columbia	482.49	Omineca	11/30/2012	Active
111	649243	Jag	British Columbia	483.05	Omineca	11/30/2012	Active

115	706593	Jag West	British Columbia	482.89	Omineca	11/30/2012	Active
116	706594	Jag West	British Columbia	482.61	Omineca	11/30/2012	Active
117	706595	Jag West	British Columbia	444.03	Omineca	11/30/2012	Active
118	706596	Jag West	British Columbia	328.07	Omineca	11/30/2012	Active
73	601527	Rusty Creek	British Columbia	19.38	Omineca	11/30/2012	Active
104	625583	Rusty Creek	British Columbia	484.09	Omineca	12/10/2011	Active
105	625603	Rusty Creek	British Columbia	484.19	Omineca	12/10/2011	Active
106	625623	Rusty Creek	British Columbia	484.03	Omineca	12/10/2011	Active
74	625624	Rusty Creek	British Columbia	464.48	Omineca	11/30/2012	Active
75	625625	Rusty Creek	British Columbia	483.68	Omineca	11/30/2012	Active
64	644244	Rusty Creek	British Columbia	484.35	Omineca	11/30/2012	Active
65	644283	Rusty Creek	British Columbia	484.33	Omineca	11/30/2012	Active
66	644285	Rusty Creek	British Columbia	464.95	Omineca	11/30/2012	Active
67	644323	Rusty Creek	British Columbia	464.75	Omineca	11/30/2012	Active
68	644363	Rusty Creek	British Columbia	309.98	Omineca	11/30/2012	Active
69	645063	Rusty Creek	British Columbia	465.04	Omineca	11/30/2012	Active
70	645064	Rusty Creek	British Columbia	465.15	Omineca	11/30/2012	Active
71	645065	Rusty Creek	British Columbia	426.4	Omineca	11/30/2012	Active
72	645066	Rusty Creek	British Columbia	232.57	Omineca	11/30/2012	Active
76	706597	Rusty Creek	British Columbia	484.38	Omineca	11/30/2012	Active
77	706598	Rusty Creek	British Columbia	484.28	Omineca	11/30/2012	Active
78	706599	Rusty Creek	British Columbia	484.28	Omineca	11/30/2012	Active
79	706600	Rusty Creek	British Columbia	484.27	Omineca	11/30/2012	Active
80	706602	Rusty Creek	British Columbia	484.04	Omineca	11/30/2012	Active
81	706603	Rusty Creek	British Columbia	483.81	Omineca	11/30/2012	Active
82	706605	Rusty Creek	British Columbia	483.88	Omineca	11/30/2012	Active
83	706606	Rusty Creek	British Columbia	484	Omineca	11/30/2012	Active
84	706607	Rusty Creek	British Columbia	484.18	Omineca	11/30/2012	Active
85	706608	Rusty Creek	British Columbia	484.4	Omineca	11/30/2012	Active
86	706609	Rusty Creek	British Columbia	484.51	Omineca	11/30/2012	Active
87	706610	Rusty Creek	British Columbia	484.69	Omineca	11/30/2012	Active
88	706612	Rusty Creek	British Columbia	484.51	Omineca	11/30/2012	Active
89	706613	Rusty Creek	British Columbia	484.55	Omineca	11/30/2012	Active
90	706614	Rusty Creek	British Columbia	484.7	Omineca	11/30/2012	Active
91	706615	Rusty Creek	British Columbia	484.77	Omineca	11/30/2012	Active
92	706616	Rusty Creek	British Columbia	484.97	Omineca	11/30/2012	Active
93	706617	Rusty Creek	British Columbia	485.2	Omineca	11/30/2012	Active
94	706618	Rusty Creek	British Columbia	485.43	Omineca	11/30/2012	Active
95	706619	Rusty Creek	British Columbia	485.43	Omineca	11/30/2012	Active
96	706620	Rusty Creek	British Columbia	485.2	Omineca	11/30/2012	Active
97	706621	Rusty Creek	British Columbia	484.97	Omineca	11/30/2012	Active
98	706622	Rusty Creek	British Columbia	484.92	Omineca	11/30/2012	Active
99	706623	Rusty Creek	British Columbia	485.15	Omineca	11/30/2012	Active
100	706625	Rusty Creek	British Columbia	485.01	Omineca	11/30/2012	Active
101	706626	Rusty Creek	British Columbia	485.25	Omineca	11/30/2012	Active
102	706627	Rusty Creek	British Columbia	485.39	Omineca	11/30/2012	Active
103	706628	Rusty Creek	British Columbia	485.47	Omineca	11/30/2012	Active
15385	843656	Rusty Creek	British Columbia	213.19	Omineca	1/20/2012	Active
15384	843657	Rusty Creek	British Columbia	407.04	Omineca	1/20/2012	Active
15383	843658	Rusty Creek	British Columbia	310.04	Omineca	1/20/2012	Active
126	552493	Silver Trend	British Columbia	483.12	Omineca	11/30/2012	Active
127	552494	Silver Trend	British Columbia	483	Omineca	11/30/2012	Active
134	552495	Silver Trend	British Columbia	483.31	Omineca	11/30/2012	Active
128	564372	Silver Trend	British Columbia	464.18	Omineca	11/30/2012	Active
129	564373	Silver Trend	British Columbia	464.18	Omineca	11/30/2012	Active
130	564375	Silver Trend	British Columbia	483.48	Omineca	11/30/2012	Active
131	564376	Silver Trend	British Columbia	483.49	Omineca	11/30/2012	Active
132	564377	Silver Trend	British Columbia	483.24	Omineca	11/30/2012	Active
133	580086	Silver Trend	British Columbia	77.29	Omineca	11/30/2012	Active
119	706629	Silver Trend	British Columbia	290.15	Omineca	11/30/2012	Active
120	706630	Silver Trend	British Columbia	154.65	Omineca	11/30/2012	Active
			Capoose Total	**41,355.19**

SCHEDULE D
OTHER MINERAL INTERESTS
TO THE ARRANGEMENT AGREEMENT

D-1

Reference is made to the list of claims delivered by e-mail to, and of which receipt has been acknowledged by, Cassels Brock & Blackwell LLP, which is deemed incorporated by reference in its entirety in this Schedule D.